Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190453

PROSPECTUS SUPPLEMENT

(To Prospectus Dated August 20, 2013)

3,480,000 Shares

Common Stock

This prospectus supplement relates to the offering of 3,480,000 shares of Regional Management Corp.’s common stock by the selling stockholders named in this prospectus supplement. We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and therefore are currently subject to reduced reporting requirements. We are not selling any common stock under this prospectus supplement and will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “RM.” On September 19, 2013, the last reported sales price of our common stock as quoted on the NYSE was $28.57 per share.

See “Risk Factors” beginning on page S-11 of this prospectus supplement for a discussion of certain risks that you should consider before making an investment decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$27.50	$95,700,000
Underwriting discount (1)	$1.2375	$4,306,500
Proceeds to selling stockholders, before expenses	$26.2625	$91,393,500

(1)	See “Underwriting” for additional information regarding the underwriting discount.

The selling stockholders named in this prospectus supplement have granted the underwriters an option to purchase up to an additional 522,000 shares of our common stock held by the selling stockholders at the public offering price less the underwriting discount, within 30 days from the date of this prospectus supplement, to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock against payment on or about September 25, 2013, subject to customary closing conditions.

Joint Book-Running Managers

Stephens Inc.	Keefe, Bruyette & Woods
A Stifel Company

BMO Capital Markets	JMP Securities

Co-Manager

FBR

Prospectus Supplement dated September 19, 2013

Prospectus Supplement

Prospectus

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “Regional,” the “Company,” “we,” “us,” “our,” or similar references mean Regional Management Corp. and, where applicable, its consolidated subsidiaries. All references to the “selling stockholders” refer to the selling stockholders named in the table under the heading “Selling Stockholders” in this prospectus supplement, and all references to “Palladium” and “Parallel” refer to Palladium Equity Partners III, L.P. and Parallel 2005 Equity Fund, LP, respectively.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus before deciding to invest in our common stock. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement. You should also read and consider the additional information under the captions “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus supplement.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement, in the accompanying prospectus and in any free writing prospectus with respect to this offering filed by us with the Securities and Exchange Commission (the “SEC”). We are responsible for the information contained herein and therein, and neither we, the selling stockholders nor the underwriters have authorized any other person to provide you with different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus filed by us and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

The underwriters are offering to sell, and are seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein contain certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, and business. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this prospectus supplement and the other documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of Securities Act of 1933, as amended (the “Securities Act”). These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus supplement, in the accompanying prospectus and in the reports we file with the SEC. Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of the documents in which they are contained. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

S-ii

INDUSTRY AND MARKET DATA

Industry and market data used in this prospectus supplement has been obtained from independent industry sources and publications available to the public, sometimes with a subscription fee, as well as from research reports prepared for other purposes. We did not commission the preparation of any of the sources or publications referred to in this prospectus supplement. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus supplement. Trademarks used in this prospectus supplement are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

S-iii

SUMMARY

This summary highlights information about this prospectus supplement and may not contain all of the information that may be important to you. You should read the following summary together with the more detailed information appearing elsewhere in this prospectus supplement, as well as the financial statements and related notes thereto and other information included in or incorporated by reference in this prospectus supplement.

Overview

We are a diversified specialty consumer finance company providing a broad array of loan products primarily to customers with limited access to consumer credit from banks, thrifts, credit card companies, and other traditional lenders. We began operations in 1987 with four branches in South Carolina, and as of June 30, 2013, we have expanded our branch network to 263 locations with over 265,000 active accounts across the states of Alabama (49 offices), Georgia (3 offices), New Mexico (4 offices), North Carolina (29 offices), Oklahoma (21 offices), South Carolina (70 offices), Tennessee (21 offices), and Texas (66 offices) operating under the names Regional Finance, RMC Financial Services, Anchor Finance, Superior Financial Services, First Community Credit, AutoCredit Source, RMC Retail, and Sun Finance.

Most of our loan products are secured, and each is structured on a fixed rate, fixed term basis with fully amortizing equal monthly installment payments, repayable at any time without penalty. Our loans are sourced through our multiple channel platform, including in our branches, through direct mail campaigns, independent and franchise automobile dealerships, online credit application networks, retailers, and our consumer website. We operate an integrated branch model in which nearly all loans, regardless of origination channel, are serviced and collected through our branch network, providing us with frequent in-person contact with our customers, which we believe improves our credit performance and customer loyalty. Our goal is to consistently and soundly grow our finance receivables and manage our portfolio risk while providing our customers with attractive and easy-to-understand loan products that serve their varied financial needs.

Our diversified product offerings include:

•	Small Installment Loans – We offer standardized small installment loans ranging from $300 to $2,500, with terms of up to 36 months, which are secured by non-essential household goods. We originate these loans through our branches, via our consumer website, by customer referrals, and by mailing convenience checks to pre-screened individuals who are able to enter into a loan by depositing these checks. As of June 30, 2013, we had approximately 202,000 small installment loans outstanding, representing $206.7 million in finance receivables.

•	Large Installment Loans – We offer large installment loans through our branches ranging from $2,500 to $20,000, with terms of between 18 and 60 months, which are secured by a vehicle in addition to non-essential household goods. As of June 30, 2013, we had approximately 14,000 large installment loans outstanding, representing $44.4 million in finance receivables.

•	Automobile Purchase Loans – We offer automobile purchase loans of up to $27,500, generally with terms of between 36 and 72 months, which are secured by the purchased vehicle. Our automobile purchase loans are offered through a network of auto dealers in our geographic footprint, including over 2,200 independent and 1,200 franchise automobile dealerships. Our automobile purchase loans include both direct loans, which are sourced through a dealership and closed at one of our branches, and indirect loans, which are originated and closed at a dealership in our network without the need for the customer to visit one of our branches. As of June 30, 2013, we had approximately 19,000 automobile purchase loans outstanding, representing $178.9 million in finance receivables.

•	Retail Purchase Loans – We offer indirect retail purchase loans of up to $7,500, with terms of between six and 48 months, which are secured by the purchased retail products. These loans are offered through a network of approximately 800 retailers. Since launching this product in November 2009, our portfolio has grown to approximately 30,000 retail purchase loans outstanding, representing $30.6 million in finance receivables as of June 30, 2013.

•	Insurance Products – We offer our customers optional payment protection insurance relating to many of our loan products.

Our Business Model and Operations

Integrated Branch Model Offers Advantages Over Traditional Lenders. Our branch network, with 263 locations across eight states as of June 30, 2013, serves as the foundation of our multiple channel platform and the primary point of contact with our over 265,000 active accounts. By integrating underwriting, servicing, and collections at the branch level, our employees are able to maintain a relationship with our customers throughout the life of a loan. For loans originated at a branch, underwriting decisions are typically made by our local branch manager. Our branch managers combine our sound, Company-wide underwriting standards and flexibility within our guidelines to consider each customer’s unique circumstances. This tailored branch-level underwriting approach allows us to both reject certain marginal loans that would otherwise be approved solely based on a credit report or automated loan approval system, as well as to selectively extend loans to customers with prior credit challenges who might otherwise be denied credit. In addition, nearly all loans, regardless of origination channel, are serviced and collected through our branches, which allows us to maintain frequent, in-person contact with our customers. We believe this frequent-contact, relationship-driven lending model provides greater insight into potential payment difficulties and allows us to more effectively pursue payment solutions, which improves our overall credit performance. Additionally, with monthly payments often made in-person at our branches, we have frequent opportunities to assess the borrowing needs of our customers and offer new loan products as their credit profiles evolve.

Multiple Channel Platform. We offer a diversified range of loan products through our multiple channel platform, which enables us to efficiently reach existing and new customers throughout our markets. We began building our strategically located branch network over 26 years ago and have expanded to 263 branches as of June 30, 2013. Our automobile purchase loans are offered through a network of auto dealers in our geographic footprint, including over 2,200 independent and approximately 1,200 franchise auto dealerships as of June 30, 2013. We have recently expanded this channel by offering indirect automobile purchase loans, which are closed at the dealership without the need for the customer to visit a branch. In addition, we have relationships with approximately 800 retailers that offer our retail purchase loans in their stores at the point of sale. We have also further developed and refined our direct mail campaigns, including pre-screened convenience check mailings and mailings of invitations to apply for a loan, which enable us to market our products to hundreds of thousands of customers on a cost-effective basis. Finally, we have developed our consumer website to promote our products and facilitate loan applications. We believe that our multiple channel platform provides us with a competitive advantage by giving us broader access to our existing customers and multiple avenues for attracting new customers, enabling us to grow our finance receivables, revenues, and earnings while we maintain consistent credit performance through our integrated branch model.

Attractive Products for Customers with Limited Access to Credit. Our flexible loan products, ranging from $300 to $27,500 with terms of up to 72 months, are competitively priced, easy to understand, and incorporate features designed to meet the varied financial needs and credit profiles of a broad array of consumers. This product diversity distinguishes us from monoline competitors and provides us with the ability to offer our customers new loan products as their credit profiles evolve, building customer loyalty.

We believe that the rates on our products are significantly more attractive than many other credit options available to our customers, such as payday, pawn, or title loans. We also differentiate ourselves from such alternative financial service providers by reporting our customers’ payment performance to credit bureaus, providing our customers the opportunity to improve their credit score by establishing a responsible payment history with us and ultimately to gain access to a wider range of credit options, including our own. We believe this opportunity for our customers to potentially improve their credit history, combined with our competitive pricing and terms, distinguish us in the consumer finance market and provide us with a competitive advantage.

Demonstrated Organic Growth. We have grown our finance receivables by 139.5% from $192.3 million at December 31, 2008 to $460.4 million at June 30, 2013. Our growth has come both from expanding our branch network and developing new channels and products.

From 2008 to 2012, we grew our year-end branch count from 112 branches to 221 branches, a compound annual growth rate, or CAGR, of 18.5%. We opened or acquired 51 net new branches in 2012 and 42 net new branches in the first six months of 2013. We have also grown our existing branch revenues. Historically, our branches have rapidly increased their outstanding finance receivables during the early years of operations and generally have quickly achieved profitability.

We have also grown by adding new channels and products, which are then serviced at the local branch level. We introduced direct automobile purchase loans in 1998, and we have expanded our product offerings to include indirect automobile purchase loans. We opened two AutoCredit Source branches in early 2011 and two additional AutoCredit Source branches in 2012, which focus solely on originating, underwriting, and servicing indirect automobile purchase loans. In January 2013, we opened AutoCredit Source branches in Atlanta, Georgia and Austin, Texas. As of June 30, 2013, we had established over 600 indirect dealer relationships through our AutoCredit Source branches. Gross loan originations from our convenience check program have grown from $52.5 million in 2008 to $223.7 million in 2012, a CAGR of 43.7%, as we have increased the volume and sophistication of our convenience check marketing campaigns. We also introduced a consumer website enabling customers to complete a loan application online. Since the launch of our website in late 2008, we have received more than 53,000 applications resulting in loans representing $12.9 million in gross finance receivables as of June 30, 2013.

Consistent Portfolio Performance. Through over 26 years of experience in the consumer finance industry, we have established conservative and sound underwriting and lending practices to carefully manage our credit exposure as we grow our business, develop new products, and enter new markets. We generally do not make loans to customers with less than one year with their current employer and at their current residence, although we also consider numerous other factors in evaluating a potential customer’s creditworthiness, such as unencumbered income and a credit report detailing the applicant’s credit history. Our sound underwriting standards focus on our customers’ ability to affordably make loan payments out of their discretionary income with the value of pledged collateral serving as a credit enhancement rather than the primary underwriting criterion. Portfolio performance is improved by our regular in-person contact with customers at our branches, which helps us to anticipate repayment problems before they occur, and allows us to proactively work with customers to develop solutions prior to default, using repossession only as a last option. In addition, our centralized management information system enables regular monitoring of branch portfolio metrics. Our state operations vice presidents and district supervisors monitor loan underwriting, delinquencies, and charge-offs of each branch in their respective regions on a daily basis. In addition, the compensation received by our branch managers and assistant managers has a significant performance component and is closely tied to credit quality, among other defined performance targets.

We believe our frequent-contact, relationship-driven lending model, combined with regular monitoring and alignment of employee incentives, improves our overall credit performance. Despite the challenges posed by the sharp economic downturn beginning in 2008, our annual net charge-offs since January 1, 2008 have remained consistent, ranging from 6.3% to 8.6% of our average finance receivables. In 2012, our net charge-offs as a percentage of average finance receivables were 6.5%. Our credit loss provision as a percentage of total revenue for 2012 was 20.4%. We believe that our consistent portfolio performance demonstrates the resiliency of our business model throughout economic cycles.

Experienced Management Team. Our executive and senior operations management teams consist of individuals highly experienced in installment lending and other consumer finance services. We believe our executive management team’s experience has allowed us to consistently grow our business while delivering high-quality service to our customers and carefully managing our credit risk. Our executive management team has centralized a number of business procedures, such as marketing and direct mail campaigns, which were formerly conducted at each branch, allowing us to enhance control over our individual branches. Our management team has also strengthened our underwriting procedures and improved the data monitoring that we apply across our business, including for our direct mail campaigns and our branch location analysis. As of June 30, 2013, our state operations vice presidents averaged more than 22 years of industry experience and more than 15 years of service at Regional, while our district supervisors averaged more than 17 years of industry experience and approximately four years of service with Regional.

Our Strategies

Grow Our Branch Network. We intend to continue growing the revenue and profitability of our branch network by increasing volume at our existing branches, opening new branches within our existing geographic footprint, and expanding our operations into new states. Establishing local contact with our customers through the expansion of our branch network is key to our frequent-contact, relationship-driven lending model and is embodied in our marketing tagline: “Your Hometown Credit Source.”

•	Existing Branches – We intend to continue increasing same-store revenues, by further building relationships in the communities in which we operate and capitalizing on opportunities to offer our customers new loan products as their credit profiles evolve. From 2008 to June 30, 2013, we opened 149 new branches, and we expect revenues at these branches will continue to grow faster than our overall same-store revenue growth rate as these branches mature.

•	New Branches – We believe there is sufficient demand for consumer finance services to continue our pattern of new branch growth and branch acquisitions in the states where we currently operate, allowing us to capitalize on our existing infrastructure and experience in these markets. We also analyze detailed demographic and market data to identify favorable locations for new branches. Opening new branches allows us to generate both direct lending at the branches, as well as to create new origination opportunities by establishing relationships through the branches with automobile dealerships and retailers in the community.

•	New States – We intend to explore opportunities for growth in several states outside of our existing geographic footprint that enjoy favorable interest rate and regulatory environments, such as Kentucky, Louisiana, Mississippi, Missouri, and Virginia. We do not expect to expand into states with unfavorable interest rate or regulatory environments even if those states are otherwise attractive for our business. We opened our first branches in Oklahoma, New Mexico, and Georgia in 2011, 2012, and 2013, respectively.

We also believe that the highly fragmented nature of the consumer finance industry and the evolving competitive, regulatory, and economic environment provide attractive opportunities for growth through branch acquisitions, although we have no present agreement or plan concerning any specific acquisition.

Continue to Expand and Capitalize on Our Diverse Channels and Products. We intend to continue to expand and capitalize on our multiple channel platform and broad array of offerings as follows:

•	Automobile Purchase Loans – We source our automobile purchase loans through a network of over 3,400 dealers as of June 30, 2013. We have hired dedicated marketing personnel to develop relationships with these dealers and to expand our automobile financing network. We will also seek to capture a larger percentage of the financing activity of dealers in our existing network by continuing to improve our relationships with dealers and our response time for loan applications. We intend to continue to expand the number of franchise dealer relationships through our AutoCredit Source branches to grow our loan portfolio through increased penetration.

•	Convenience Check Program – We continue to refine our screening criteria and tracking for direct mail campaigns, which we believe has enabled us to improve response rates and credit performance and allowed us to more than triple the annual number of convenience checks that we mailed since 2007. In 2012, we mailed over 1.9 million convenience checks as well as approximately 25,000 invitations to apply for loans. We intend to continue to increase our use of convenience checks to grow our loan portfolio by adding new customers and increasing volume at our branches, creating opportunities to offer new loan products to our existing customers. In addition, we mail convenience checks in new markets shortly before opening new branches, which we believe helps our new branches to more quickly develop a customer base and build finance receivables.

•	Retail Purchase Loans – As of June 30, 2013, we had a network of approximately 800 retailers through which we offer our retail purchase loans. We intend to continue to grow our network of retailers by having our dedicated marketing personnel continue to solicit new retailers, obtain referrals through relationships with our existing retail partners, and to a lesser extent, reach retailers through trade shows and industry associations. We believe that retail purchase lending markets are currently substantially underpenetrated, particularly with respect to non-prime customers, due to the limited number of lenders providing financing to these customers and the recent curtailment of credit provided by prime financing sources.

•	Online Sourcing – We developed a new channel in late 2008 by offering an online loan application on our consumer website to serve customers who seek to reach us over the Internet. We intend to continue to develop and expand our online marketing efforts and increase traffic to our consumer website through the use of tools such as search engine optimization and paid online advertising.

We believe the expansion of our channels and products, supported by the growth of our branch network, will provide us with opportunities to reach new customers as well as to offer new loan products to our existing customers as their credit profiles evolve. We plan to continue to develop and introduce new products that are responsive to the needs of our customers in the future.

Continue to Focus on Sound Underwriting and Credit Control. We intend to continue to leverage our core competencies in sound underwriting and credit management developed through over 26 years of lending experience as we seek to profitably grow our share of the consumer finance market. Our philosophy is to emphasize sound underwriting standards focused on a customer’s ability to affordably make loan payments, to work with customers experiencing payment difficulties, and to use repossession only as a last option. For example, we permit customers to defer payments or refinance past due loans under certain circumstances, although we do not offer customers experiencing payment difficulties the opportunity to modify their loans to reduce the amount of principal or interest that they owe. A deferral extends the due date of the loan by one month and allows the customer to maintain his or her credit rating in good standing.

In addition to deferrals, we also allow customers to refinance loans. While we typically only allow customers to refinance if their loan is current, we allow customers to refinance past due loans on a limited basis if those customers otherwise satisfy our credit standards (other than with respect to the delinquency). We believe that refinancing past due loans for certain deserving customers who have made periodic payments allows us to help customers to resolve temporary financial setbacks and to repair or sustain their credit. During 2012, we refinanced only $4.2 million of past due loans, representing approximately 0.6% of our total loan volume for fiscal 2012. As of December 31, 2012, the outstanding gross balance of such refinancings was only $2.7 million, or less than 1.0% of gross finance receivables as of such date.

In accordance with this philosophy, we intend to continue to refine our underwriting standards to assess an individual’s creditworthiness and ability to repay a loan. In recent years, we have implemented several new programs to continue improving our underwriting standards and loan collection rates, including our branch “scorecard” program that systematically monitors a range of operating, credit quality, and performance metrics. Our management information system enables us to regularly review loan volumes, collections, and delinquencies. We believe this central oversight, combined with our branch-level servicing and collections, improves credit performance. We plan to continue to develop strategies to further improve our sound underwriting standards and loan collection rates as we expand.

Recent Developments

The following preliminary, unaudited financial information reflects our expectations with respect to our financial data as of and for the two-month period ended August 31, 2013 and the quarter ending September 30, 2013, based on currently available information. Financial data as of and for the two-month period ended August 31, 2013 is not necessarily indicative of our results for the full quarter. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial information presented below and accordingly does not express an opinion or any form of assurance with respect thereto. The assumptions and estimates underlying this preliminary financial information are inherently uncertain and are subject to a variety of significant business, economic and competitive risks and uncertainties, including those described under “Risk Factors” in this prospectus supplement. Actual results for the period may differ materially from the preliminary estimates presented below due to completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our third quarter are finalized.

As we approach the end of the third quarter of 2013, we continue to experience increased demand for our credit products as a result of our diversified product offering and branch expansion strategy. As of August 31, 2013, our total finance receivables were approximately $507.3 million compared with total finance receivables as of June 30, 2013 of $460.4 million, an increase of approximately 10.2%. The growth in our finance receivables during this two-month period was driven in large part by successful direct mail marketing campaigns for the back-to-school season. During the last week of June through the first week of August, we mailed more than one million convenience checks to pre-screened individuals who were able to enter into a loan by depositing these checks. The weighted average coupon for loans originated in these campaigns helped increase our total yield for the fourth consecutive month. Our total yield during the two-month period increased to approximately 35.9% as compared to 35.5% for the second quarter of 2013.

We reserve against future credit losses when finance receivables are originated and recognize interest and fee income largely in future quarters over the life of the loan. Thus, the strong growth in finance receivables driven by the recent convenience check campaigns will drive a higher than anticipated provision for credit losses and increased interest expense in the current quarter while most of the associated interest and fee income will be received and recognized in future quarters. The increased interest expense is due primarily to increased borrowings to fund the growth in finance receivables. Notwithstanding the higher provision for credit losses, our credit quality remains consistent with recent history; annualized net charge-offs as a percent of average finance receivables for the two-month period declined to 6.4% as compared to 6.7% for the second quarter of 2013.

Based on management’s estimates and the preceding factors, we expect third quarter 2013 results of:

•	Revenue between $42.5 and $45.0 million compared to $35.5 million in the third quarter of 2012.

•	Total finance receivables between $510.0 and $516.0 million compared to $396.9 million as of the end of the third quarter of 2012.

•	Diluted earnings per share between $0.58 and $0.61 (based on a diluted share count of 12.9 million) compared to $0.55 per share in the third quarter of 2012.

Corporate Information

We were incorporated in South Carolina on March 25, 1987, and we converted into a Delaware corporation on August 23, 2011. Our common stock trades on the NYSE under the symbol “RM”.

Our principal executive offices are located at 509 West Butler Road, Greenville, South Carolina 29607. The telephone number for our principal executive office is (864) 422-8011. Our website address is www.regionalmanagement.com. The information on our website is not a part of this prospectus supplement.

The Offering

Common Stock Offered by the Selling Stockholders	3,480,000 shares offered (or 4,002,000 shares if the underwriters exercise the over-allotment option in full).

Common Stock Outstanding after this Offering	12,586,942 shares (based on the number of shares outstanding on September 11, 2013).

Selling Stockholders	Palladium Equity Partners III, L.P. and Parallel 2005 Equity Fund, LP.

Underwriters’ Option to Purchase Additional Shares	The selling stockholders have granted the underwriters an option to purchase up to an additional 522,000 shares at the public offering price less the underwriting discount, within 30 days from the date of this prospectus supplement, to cover over-allotments, if any.

Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend Policy	We paid no dividends in fiscal 2011, 2012 or 2013 (through the date of this prospectus supplement). We have no current plans to pay any dividends on our common stock for the foreseeable future and instead currently intend to retain earnings, if any, for future operations and expansion and debt repayment. Our senior revolving credit facility restricts our ability to pay dividends on our common stock.

Risk Factors	An investment in our common stock involves risks. You should consider carefully all of the information set forth in this prospectus supplement, the accompanying prospectus, any free writing prospectus with respect to this offering filed by us with the SEC and the documents incorporated by reference herein and therein and, in particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 5 of the accompanying prospectus before deciding whether to purchase shares of our common stock in this offering.

NYSE Symbol	Our common stock is listed on the NYSE under the symbol “RM.”

Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters’ over-allotment option has not been exercised.

Summary Financial and Other Information

The following summary historical condensed consolidated financial data of Regional Management Corp. as of December 31, 2010, 2011 and 2012 and for each of the fiscal years in the three-year period ended December 31, 2012 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement. The following summary historical condensed consolidated financial data for each of the six-month periods ended June 30, 2012 and 2013 have been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus supplement and are not necessarily indicative of the results for the remainder of the fiscal year or any future period. This information is only a summary and should be read in conjunction with our financial statements and the notes thereto incorporated by reference into this prospectus supplement and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections contained in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(In thousands, except per share data)
Consolidated Statement of Income Data:
Revenue:
Interest and fee income	$74,218	$91,303	$119,235	$55,244	$68,966
Insurance income, net, and other income	12,614	13,916	16,811	8,312	8,986

Total revenue	86,832	105,219	136,046	63,556	77,952
Expenses:
Provision for credit losses	16,568	17,854	27,765	11,535	16,476
General and administrative expenses	33,347	40,634	55,288	26,051	33,592
Consulting and advisory fees (1)	1,233	975	1,451	1,451	—
Interest expense:
Senior and other debt	5,720	8,306	10,580	4,851	6,322
Mezzanine debt (1)	4,342	4,037	1,030	1,030	—

Total interest expense	10,062	12,343	11,610	5,881	6,322

Total expenses	61,210	71,806	96,114	44,918	56,390

Income before taxes	25,622	33,413	39,932	18,638	21,562
Income taxes	9,178	12,169	14,565	6,896	7,978
Net income	$16,444	$21,244	$25,367	$11,742	$13,584

Earnings per Share Data:
Basic earnings per share	$1.76	$2.28	$2.17	$1.08	$1.08
Diluted earnings per share	$1.70	$2.21	$2.12	$1.05	$1.06
Weighted average shares used in computing basic earnings per share	9,336,727	9,336,727	11,694,924	10,894,419	12,543,888
Weighted average shares used in computing diluted earnings per share	9,669,618	9,620,967	11,980,748	11,175,792	12,831,040
Consolidated Balance Sheet Data (at period end):
Finance receivables (2)	$247,246	$306,594	$437,559	$345,411	$460,442
Allowance for credit losses	(18,000)	(19,300)	(23,616)	(20,780)	(25,619)

Net finance receivables (3)	$229,246	$287,294	$413,943	$324,631	$434,823
Total assets	241,358	304,150	434,991	341,065	459,944
Total liabilities	197,914	239,271	304,422	224,500	314,489
Temporary equity (4)	12,000	12,000	—	—	—
Total stockholders equity	$31,444	$52,879	$130,569	$116,565	$145,455

(1)	On March 21, 2007, Palladium and Parallel acquired the majority of our outstanding common stock. In connection with the acquisition transaction, we issued $25.0 million of mezzanine debt at an interest rate of 18.375%, plus related fees, which we refinanced in 2007 and again in 2010 with Palladium and certain of our individual owners. Additionally, we paid Palladium and Parallel annual advisory fees of $675,000 in the aggregate and paid certain individual owners annual consulting fees of $450,000 in the aggregate, in each case plus certain expenses. Following the closing of our initial public offering on April 2, 2012, we repaid the mezzanine debt in full with proceeds from the initial public offering and we terminated the consulting and advisory agreements following the payment of certain termination fees.
(2)	Finance receivables equal the total amount due from the customer, net of unearned finance charges and insurance premiums and commissions.
(3)	Net finance receivables equal the total amount due from the customer, net of unearned finance charges, insurance premiums and commissions, and allowance for credit losses.
(4)	That certain shareholders agreement, among us and certain of our stockholders, dated March 21, 2007 and as amended on March 12, 2012, which we refer to as the Shareholders Agreement, provided that certain stockholders that were a party to this agreement had the right to put their stock back to us if an initial public offering did not occur by May 21, 2012. We valued the put option at the original purchase price of $12.0 million. The put option terminated upon the consummation of our initial public offering.

RISK FACTORS

You should consider carefully all of the information set forth or incorporated by reference in this prospectus supplement and, in particular, the risks described below, as well as the risk factors set forth on page 5 of the accompanying prospectus and in the reports we file with the SEC before you decide to invest in our shares of common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. The selected risks described below and set forth on page 5 of the accompanying prospectus and in the reports we file with the SEC are not the only risks that may affect your investment. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to this Offering

The selling stockholders will continue to own a significant percentage of our common stock following this offering, which may discourage third party acquisitions of us at a premium, and the interests of the selling stockholders may differ from your interests.

The selling stockholders currently own approximately 46%, in the aggregate on an undiluted basis, of the outstanding shares of our common stock and, following the completion of this offering, will own approximately 18% of our common stock in the aggregate. Pursuant to the Shareholders Agreement, Palladium currently has the right to designate two of our nine directors and Parallel currently has the right to designate two of our nine directors. Following the completion of this offering, Palladium will have the right to designate two of our nine directors and Parallel will have the right to designate one of our nine directors. Each selling stockholder’s right to nominate a certain number of directors will continue so long as such selling stockholder owns at least 5% of the outstanding shares of our common stock. So long as the selling stockholders continue to have influence over the election of our directors or directly or indirectly own a significant percentage of the outstanding shares of our common stock, the selling stockholders will continue to be able to strongly influence our decisions. The selling stockholders’ ownership of our common stock and their ability to influence our decisions may have the effect of discouraging offers to acquire control of us and may preclude holders of our common stock from receiving any premium above market price for their shares that may otherwise be offered in connection with any attempt to acquire control of us. Furthermore, the interests of the selling stockholders may differ from those of other holders of our common stock in material respects. For example, the selling stockholders may have an interest in pursuing acquisitions, divestitures, financings, re-financings, stockholder dividends or other transactions that, in their judgment, could enhance their overall equity portfolio or the short-term value of their investment in us, even though such transactions might involve substantial risks to other holders of our common stock.

If we, the selling stockholders or other significant stockholders sell an additional large number of shares of our common stock, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to issue equity securities in the future at a time and at a price that we deem appropriate. In addition and pursuant to the Shareholders Agreement, we have registered for resale an aggregate of 7,263,599 shares of our common stock held by the selling stockholders and certain of our other significant stockholders (including the 3,480,000 shares of our common stock being offered by the selling stockholders pursuant to this prospectus supplement). Sales of a substantial number of these registered shares of our common stock into the market could cause the market price of our common stock to decline. Furthermore, the market price of our common stock could also decline if the holders of these registered shares are perceived by the market as intending to sell such shares. We, the selling stockholders and our directors and executive officers have agreed not to offer or sell or dispose of, directly or indirectly, any common stock without the permission of the underwriters for a period of 90 days from the date of this prospectus supplement, subject to certain exceptions.

Following the completion of this offering, we will no longer be a “controlled company” within the meaning of the NYSE rules and will no longer be able to rely on exemptions from certain corporate governance requirements.

Pursuant to the Shareholders Agreement, certain of our stockholders, including the selling stockholders, currently control a majority of the voting power for the election of directors. As a result, we are currently a “controlled company” within the meaning of the NYSE corporate governance standards. Following the completion of the offering, such stockholders will no longer control a majority of the voting power for the election of directors, and therefore we will no longer be a “controlled company.” As a result, we will be required to comply with certain corporate governance requirements of the NYSE, including the requirement that (1) a majority of our board of directors consist of independent directors, (2) we have a nominating/corporate governance committee that is composed entirely of independent directors, and (3) we have a compensation committee that is composed entirely of independent directors. If we are unable to comply with these heightened corporate governance requirements prior to the prescribed NYSE deadlines, we may incur penalties or our shares could be delisted.

USE OF PROCEEDS

All of the shares of our common stock offered by this prospectus supplement will be sold by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

MARKET PRICE FOR COMMON STOCK

Our common stock has been listed on the NYSE under the symbol “RM” since March 28, 2012. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low intra-day sale prices of our common stock on the NYSE.

	High	Low
2013
First Quarter	$20.88	$15.54
Second Quarter	25.99	19.23
Third Quarter (through September 19, 2013)	31.88	24.58

2012
First Quarter (from March 28, 2012)	$17.72	$16.18
Second Quarter	17.94	12.84
Third Quarter	18.15	14.80
Fourth Quarter	18.27	14.70

The last reported sale price of our common stock on the NYSE on September 19, 2013 was $28.57 per share. As of September 11, 2013, there were 12,586,942 shares of common stock outstanding and we had 11 holders of record of our common stock.

We paid no dividends in fiscal 2011, 2012 or 2013 (through the date of this prospectus supplement). We have no current plans to pay any dividends on our common stock for the foreseeable future and instead currently intend to retain earnings, if any, for future operations and expansion and debt repayment. Our senior revolving credit facility restricts our ability to pay dividends on our common stock.

SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of September 11, 2013. The selling stockholders may be deemed to be underwriters within the meaning of the Securities Act. The selling stockholders are selling all of the shares in this offering.

For a discussion of certain relationships between us and the selling stockholders, see “Selling Stockholders-Material Relationships with the Selling Stockholders” in the accompanying prospectus.

To our knowledge, except as indicated by footnote and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Shares Beneficially Owned Before the Offering				Shares Beneficially Owned After the Offering
Name of Selling Stockholder	Number (1)	Percent (2)	Shares Offered Hereby	Shares Subject to Option	Without Option		With Option
					Number (1)	Percent (2)	Number (1)	Percent (2)
Palladium Equity Partners III, L.P. (3)	3,690,575	29.32%	2,215,074	332,261	1,475,501	11.72%	1,143,240	9.08%
Parallel 2005 Equity Fund, LP (4)	2,107,515	16.74%	1,264,926	189,739	842,589	6.69%	652,850	5.19%

(1)	The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also includes any shares which the selling stockholder has the right to acquire within 60 days.
(2)	Based on 12,586,942 shares of our common stock outstanding on September 11, 2013 and assumes that all shares of our common stock covered by this prospectus supplement will be sold in the offering.
(3)	Palladium Equity Partners III, L.L.C. is the general partner of Palladium. Marcos A. Rodriguez is the managing member of Palladium Equity Partners III, L.L.C. The address of each of the entities listed and Mr. Rodriguez is Rockefeller Center, 1270 Avenue of the Americas, Suite 2200, New York, NY 10020. Mr. Rodriguez disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Palladium is a party to the Shareholders Agreement. The amount stated includes 4,000 shares subject to options either currently exercisable or exercisable within 60 days of September 11, 2013, over which Palladium will not have voting or investment power until the options are exercised. The Company granted such options to David Perez and Erik A. Scott, who are designees of Palladium serving on our board of directors, on March 27, 2012. Pursuant to arrangements between Palladium, Mr. Perez, and Mr. Scott, Messrs. Perez and Scott are not permitted to retain stock options granted by the Company to each of Messrs. Perez and Scott, and each of Messrs. Perez and Scott is required to hold such securities for the benefit of Palladium.
(4)	Parallel 2005 Equity Partners, LP is the general partner of Parallel. Parallel 2005 Equity Partners, LLC is the general partner of Parallel 2005 Equity Partners, LP. F. Barron Fletcher, III is the managing member of Parallel 2005 Equity Partners, LLC. The address of each of the entities listed and Mr. Fletcher is 2100 McKinney Avenue, Suite 1200, Dallas, TX 75201. Mr. Fletcher disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Parallel is a party to the Shareholders Agreement. The amount stated includes 4,000 shares subject to options either currently exercisable or exercisable within 60 days of September 11, 2013, over which Parallel will not have voting or investment power until the options are exercised. The Company granted such options to Jared L. Johnson and Richard T. Dell’Aquila, who are designees of Palladium serving on our board of directors, on March 27, 2012. Pursuant to arrangements between Parallel, Mr. Johnson, and Mr. Dell’Aquila, Messrs. Johnson and Dell’Aquila are not permitted to retain stock options granted by the Company to each of Messrs. Johnson and Dell’Aquila, and each of Messrs. Johnson and Dell’Aquila is required to hold such securities for the benefit of Parallel.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder (as defined below) that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any state, local, foreign or other U.S. federal tax consequences (such as U.S. gift tax consequences). Furthermore, this discussion does not consider all U.S. federal income tax consequences that may be relevant to a particular non-U.S. holder in light of the holder’s specific facts and circumstances or to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including banks, insurance companies, financial institutions, partnerships or other pass-through entities (or investors therein), holders of 10-percent or more of our common stock, U.S. expatriates, “controlled foreign corporations”, “passive foreign investment companies”, and shareholders of such corporations, dealers and traders in securities, or persons that hold our common stock as part of a straddle, hedge, or conversion transaction. This discussion is based on provisions of the Code, U.S. Treasury regulations promulgated thereunder, and judicial decisions and current administrative rulings and practice, all as in effect and available as of the date of this prospectus supplement, and all of which are subject to change or differing interpretation, possibly with retroactive effect, which could result in tax consequences different from those as discussed below. If you are considering buying our common stock, you should consult your own tax advisor about current and possible future U.S. federal income and estate tax consequences of purchasing, owning and disposing of our common stock in your particular situation, as well as tax consequences arising under any state, local or foreign tax laws, any other U.S. federal tax laws, and any applicable tax treaty.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation organized under the laws of the U.S., any state thereof or the District of Columbia;

•	a partnership;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	A trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A modified definition of non-U.S. holder applies for U.S. federal estate tax purposes (as discussed below).

If an entity taxable as a partnership for U.S. federal income tax purposes holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and upon the activities of the partnership. Partnerships and their partners should consult their own tax advisors as to the tax consequences to them of the purchase, ownership and disposition of our common stock.

Distributions on our Common Stock

If distributions are paid on shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against and reduces your adjusted tax basis in our common stock to the extent the distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your adjusted tax basis in our common stock (determined on a share by share basis) will be treated as a gain from the sale or exchange of our common stock, the treatment of which is discussed below. Dividends paid to a non-U.S. holder that are not “effectively connected” with the conduct of a trade or business within the U.S. of the non-U.S. holder will be subject to U.S. federal withholding tax at a 30-percent rate or, if an income tax treaty applies and certain certification requirements are satisfied (as described below), a lower rate specified by the treaty. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant tax treaty.

The U.S. federal withholding tax generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may establish its entitlement to the benefit of a reduced rate of withholding under such tax treaty by timely filing a properly completed Internal Revenue Service (“IRS”) Form W-8BEN (or a successor form) with us prior to the payment of a dividend. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Dividends paid on our common stock that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the U.S. are exempt from U.S. federal withholding tax if the non-U.S. holder timely furnishes to us or the applicable withholding agent a properly completed IRS Form W-8ECI (or successor form) containing the non-U.S. holder’s taxpayer identification number. However, dividends exempt from U.S. federal withholding tax because they are effectively connected with the conduct of a U.S. trade or business are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the U.S. (unless an applicable income tax treaty provides otherwise). In addition, if the non-U.S. holder is a foreign corporation, any effectively connected earnings and profits may, under certain circumstances, be subject to an additional U.S. “branch profits tax” at a 30- percent rate (or a lower rate if specified by an applicable tax treaty).

Gain on Disposition of our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	The gain is effectively connected with a non-U.S. holder’s conduct of a trade or business within the U.S. In such a case, unless an applicable tax treaty provides otherwise, the non-U.S. holder generally will be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the U.S., and in the case of a foreign corporation, may also be subject to a U.S. 30% branch profits tax (or a lower rate if specified by an applicable tax treaty) on its effectively connected earnings and profits.

•	The non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the non-U.S. holder will be subject to U.S. federal income tax at a flat 30-percent rate on the gain derived from the sale (or at a lower rate specified by an applicable tax treaty), which may be offset by certain U.S. capital losses realized in the taxable year of the sale or other disposition.

•

At any time during the shorter of the 5-year period ending on the date of the sale or other disposition of our stock or the period that the non-U.S. holder held our common stock, our company is classified as a “United States Real Property Holding Corporation” for U.S. federal income tax purposes and, if our common stock is treated as “regularly traded on an established securities market,” only if the non-U.S.

holder owns or is treated as owning more than 5% of our common stock at any time within such period. A United States Real Property Holding Corporation is generally defined as a corporation the fair market value of whose real property interests equals or exceeds 50% of the total fair market value of (i) its U.S. real property interests, (ii) its interests in real property located outside the United States, and (iii) any other of its assets used or held for use in a trade or business. In such a case, any taxable gain generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax will not apply. We believe that we are not and do not currently anticipate becoming a United States Real Property Holding Corporation for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to that holder and the tax, if any, withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to an applicable tax treaty or other agreement, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

Backup withholding (at a rate of 28%) generally will not apply to payments of dividends on common stock provided the non-U.S. holder furnishes to us or the applicable withholding agent the required certification of its non-U.S. status (generally a IRS Form W-8BEN or IRS Form W-8ECI) and the payor does not have actual knowledge or reason to know that such holder is a “United States person” as defined in the Code, or otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Amounts withheld under the backup withholding rules do not constitute an additional U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder’s U.S. federal income tax liability, if any, provided the required information and appropriate claim for refund is timely filed with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Accounting Tax Compliance Act

Under Sections 1471 through 1474 of the Code, the final Treasury regulations promulgated thereunder, and subsequent IRS administrative guidance (commonly referred to as “FATCA”), a U.S. withholding agent may be required to withhold 30% of any dividends paid after June 30, 2014 and the gross proceeds of a sale of our common stock paid after December 31, 2016 to a foreign entity (whether such foreign entity is the beneficial owner or an intermediary) unless such foreign entity agrees to comply with certain certification, reporting and withholding obligations (which may include entering into an agreement with the IRS), or otherwise satisfies the requirements of an applicable FATCA intergovernmental agreement. Non-U.S. holders should contact their own tax advisors regarding the particular consequences to them of the application of FATCA.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be included in that individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

The foregoing discussion is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of the purchase, ownership and disposition of our common stock, including the effect of any U.S. state, local, non-U.S. tax consequences or other applicable tax laws.

UNDERWRITING

The selling stockholders are offering the shares of our common stock described in this prospectus supplement through several underwriters for whom Stephens Inc. is acting as the representative. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and the selling stockholders have severally agreed to sell, the number of shares of common stock in the following table:

Underwriters	Number of Shares of Common Stock
Stephens Inc.	1,566,000
Keefe, Bruyette & Woods, Inc.	957,000
BMO Capital Markets Corp.	348,000
JMP Securities LLC	348,000
FBR Capital Markets & Co.	261,000

Total	3,480,000

Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase all of the shares sold pursuant to the underwriting agreement if any of such shares are purchased, other than shares purchased pursuant to the option described below. The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option to purchase up to 522,000 additional shares of our common stock from the selling stockholders at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement, to cover over-allotments. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected next to their name in the table above.

Commission and Discounts

Shares of our common stock sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.7425 per share from the public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at the public offering price. If all of the shares of our common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of our common stock outside of the United States may be made by affiliates of the underwriters.

The following table shows the per share and total public offering price, underwriting discount and proceeds to the selling stockholders before expenses. The information assumes either no exercise or full exercise by the underwriters of their option to purchase an additional 522,000 shares, discussed below:

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$27.50	$95,700,000	$110,055,000
Underwriting discount	$1.2375	$4,306,500	$4,952,475
Proceeds to selling stockholders, before expenses	$26.2625	$91,393,500	$105,102,525

The expenses of this offering to us and the selling stockholders, excluding the underwriting discount, are estimated to be approximately $450,000 and are payable by us.

Lock-Up Agreements

We, our executive officers and directors, and the selling stockholders have agreed not to, without the prior written approval of the representative, subject to limited exceptions,

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement in connection therewith under the Securities Act; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

These restrictions will be in effect for a period of 90 days after the date of the underwriting agreement.

The representative may, in its sole discretion, waive or release all or some of the securities from these lock-up agreements.

Listing

Our common stock is listed on the NYSE under the symbol “RM.”

Indemnification and Contribution

We and the selling stockholders have agreed to indemnify the underwriters and their affiliates and controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we or the selling stockholders, as the case may be, will contribute to the payments the underwriters and their affiliates and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out or reduce any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out or reduce any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Electronic Distribution

This prospectus supplement in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus supplement in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus supplement, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuations and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking, loan referral and commercial banking services with us and our affiliates, for which they received, or may receive in the future, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospective Directive) subject to obtaining the prior consent of the representatives for any such offer;

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; or

•	provided that no such offer of shares shall require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Womble Carlyle Sandridge & Rice, LLP. Simpson Thacher & Bartlett LLP is acting as counsel to the selling stockholders. Certain legal matters will be passed upon for the underwriters by Alston & Bird LLP.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in its report incorporated by reference herein, and have been so incorporated in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy any materials that we file with the SEC (SEC file number 001-35477) at the SEC Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site that contains the reports, proxy and information statements and other information that we and other issuers file electronically with the SEC. The SEC’s Internet website address is http://www.sec.gov. You can also obtain information about our Company at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and our common stock. The registration statement, exhibits and schedules are available through the SEC’s website or at its Public Reference Room.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. If we subsequently provide updating or superseding information in this prospectus supplement or in a document that is incorporated by reference into this prospectus supplement, the subsequent information will also become part of this prospectus supplement and will supersede the earlier information.

We are incorporating by reference the following documents that we have filed with the SEC (other than any portion thereof that is furnished, rather than filed, under applicable SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 18, 2013, including portions of our Proxy Statement on Schedule 14A for the 2013 annual meeting of our stockholders to the extent specifically incorporated by reference therein;

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2013, filed with the SEC on May 13, 2013, and for the fiscal quarter ended June 30, 2013, filed with the SEC on August 9, 2013;

•	our Current Reports on Form 8-K filed with the SEC on February 26, 2013, March 21, 2013, April 4, 2013, April 29, 2013, May 14, 2013 and September 16, 2013; and

•	the description of our common stock contained in the prospectus, constituting part of our Registration Statement on Form S-1 (File No. 333-174245) filed with the SEC, on March 29, 2012.

We are also incorporating by reference into this prospectus supplement all of our filings with the SEC (other than any portion thereof that is furnished, rather than filed, under applicable SEC rules) under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus supplement and before the end of the offering of the securities pursuant to this prospectus supplement or the offering is otherwise terminated.

The documents incorporated by reference into this prospectus supplement are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus supplement to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus supplement are not themselves specifically incorporated by reference in this prospectus supplement, then the exhibits will not be provided. Requests for such copies should be directed to the following:

Regional Management Corp.

Attn.: Corporate Secretary

509 West Butler Road

Greenville, South Carolina 29607

(864) 422-8011

Except as expressly provided above, no other information, including none of the information on our website, is incorporated by reference into this prospectus supplement.

PROSPECTUS

7,263,599 Shares of Common Stock

This prospectus relates to the 7,263,599 shares of our common stock, $0.10 par value per share, that may be offered for sale from time to time by the persons named in this prospectus (and their transferees) identified under the heading “Selling Stockholders” on page 26 of this prospectus who currently own such common stock.

You should carefully read this prospectus before you invest. Investing in our common stock involves risks. See “Risk Factors” beginning on page 5, and the section entitled “Risk Factors” beginning on page 21 of our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 18, 2013, which is incorporated herein by reference in its entirety, and as updated in any future filings made with the Securities and Exchange Commission that are incorporated by reference herein.

This prospectus describes the general manner in which the shares of common stock may be offered and sold by the Selling Stockholders. If necessary, the specific manner in which shares of common stock may be offered and sold will be described in a supplement to this prospectus. We provide more information about how the Selling Stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 31 of this prospectus. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares.

We will not receive any proceeds from the sale of our common stock by the Selling Stockholders.

Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “RM”. On August 19, 2013, the last reported sales price of our common stock as quoted on the NYSE was $27.84 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated August 20, 2013.

ABOUT THIS PROSPECTUS

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Regional,” the “Company,” “we,” “us,” “our,” or similar references, mean Regional Management Corp. and, where applicable, its consolidated subsidiaries, and “Selling Stockholders” refers to those of our stockholders described in “Selling Stockholders” beginning on page 26 of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the Selling Stockholders authorize any person to provide information other than that provided in this prospectus and the documents incorporated by reference. The Selling Stockholders are not making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on its cover page and that any information previously filed with the Securities and Exchange Commission (the “SEC”) that is incorporated by reference is accurate only as of the date such document is incorporated by reference.

WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act of 1933, as amended (the “Securities Act”), we filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

We file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any materials that we file with the SEC at the SEC Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site that contains the reports, proxy and information statements and other information that we and other issuers file electronically with the SEC. The SEC’s Internet website address is http://www.sec.gov. You can also obtain information about our Company at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available through the SEC’s website or at its Public Reference Room.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. If we subsequently provide updating or superseding information in this prospectus or in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

We are incorporating by reference the following documents that we have filed with the SEC (other than any filing or portion thereof that is furnished, rather than filed, under applicable SEC rules):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 18, 2013;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, filed with the SEC on May 13, 2013;

•	our Quarterly Report on Form 10-Q for the fiscal quarter and six month period ended June 30, 2013, filed with the SEC on August 9, 2013;

•	our Current Reports on Form 8-K filed with the SEC on February 26, 2013, March 21, 2013, April 4, 2013, April 29, 2013, and May 14, 2013; and

•	the description of our common stock contained in the prospectus, constituting part of our Registration Statement on Form S-1 (File No. 333-174245) filed with the SEC on March 29, 2012.

We are also incorporating by reference into this prospectus all of our filings with the SEC (other than any filing or portion thereof that is furnished, rather than filed, under applicable SEC rules) under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and before the termination of the offering.

The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus are not themselves specifically incorporated by reference in this prospectus, then the exhibits will not be provided. Requests for such copies should be directed to the following:

Regional Management Corp.

Attn.: Corporate Secretary

509 West Butler Road

Greenville, South Carolina 29607

(864) 422-8011

Except as expressly provided above, no other information, including none of the information on our website, is incorporated by reference into this prospectus.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, and business. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of Securities Act. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus, in our Annual Report on Form 10-K for fiscal year ended December 31, 2012 in Item 1A under “Risk Factors,” and the risks detailed from time to time in our future SEC reports. Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of such documents. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in our common stock. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in our common stock is appropriate for you.

Our Company

We are a diversified specialty consumer finance company providing a broad array of loan products primarily to customers with limited access to consumer credit from banks, thrifts, credit card companies, and other traditional lenders. We began operations in 1987 with four branches in South Carolina, and as of June 30, 2013, we have expanded our branch network to 263 locations with over 265,000 active accounts across the states of Alabama (49 offices), Georgia (3 office), New Mexico (4 offices), North Carolina (29 offices), Oklahoma (21 offices), South Carolina (70 offices), Tennessee (21 offices), and Texas (66 offices) operating under the names Regional Finance, RMC Financial Services, Anchor Finance, Superior Financial Services, First Community Credit, AutoCredit Source, RMC Retail, and Sun Finance.

Most of our loan products are secured and each is structured on a fixed rate, fixed term basis with fully amortizing equal monthly installment payments, repayable at any time without penalty. Our loans are sourced through our multiple channel platform, including in our branches, through direct mail campaigns, independent and franchise automobile dealerships, online credit application networks, retailers, and our consumer website. We operate an integrated branch model in which nearly all loans, regardless of origination channel, are serviced and collected through our branch network, providing us with frequent in-person contact with our customers, which we believe improves our credit performance and customer loyalty. Our goal is to consistently and soundly grow our finance receivables and manage our portfolio risk while providing our customers with attractive and easy-to-understand loan products that serve their varied financial needs.

Our diversified product offerings include:

•	Small Installment Loans – We offer standardized small installment loans ranging from $300 to $2,500, with terms of up to 36 months, which are secured by non-essential household goods. We originate these loans through our branches, via our consumer website, by customer referrals, and by mailing live checks to pre-screened individuals who are able to enter into a loan by depositing these checks. As of June 30, 2013, we had approximately 202,000 small installment loans outstanding, representing $206.7 million in finance receivables.

•	Large Installment Loans – We offer large installment loans through our branches ranging from $2,500 to $20,000, with terms of between 18 and 60 months, which are secured by a vehicle in addition to non-essential household goods. As of June 30, 2013, we had approximately 14,000 large installment loans outstanding, representing $44.4 million in finance receivables.

•	Automobile Purchase Loans – We offer automobile purchase loans of up to $27,500, generally with terms of between 36 and 72 months, which are secured by the purchased vehicle. Our automobile purchase loans are offered through a network of dealers in our geographic footprint, including over 2,200 independent and 1,200 franchise automobile dealerships. Our automobile purchase loans include both direct loans, which are sourced through a dealership and closed at one of our branches, and indirect loans, which are originated and closed at a dealership in our network without the need for the customer to visit one of our branches. As of June 30, 2013, we had approximately 19,000 automobile purchase loans outstanding, representing $178.9 million in finance receivables.

•	Retail Purchase Loans – We offer indirect retail purchase loans of up to $7,500, with terms of between six and 48 months, which are secured by the purchased retail products. These loans are offered through a network of approximately 800 retailers. Since launching this product in November 2009, our portfolio has grown to approximately 30,000 retail purchase loans outstanding, representing $30.6 million in finance receivables as of June 30, 2013.

•	Insurance Products – We offer our customers optional payment protection insurance relating to many of our loan products.

We were incorporated in South Carolina on March 25, 1987, and we converted into a Delaware corporation on August 23, 2011. Our common stock trades on the New York Stock Exchange under the symbol “RM”.

Additional Information

For a description of our business, financial condition, results of operations, and other important information regarding our company, we refer you to our filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information.”

Our principal executive offices are located at 509 West Butler Road, Greenville, South Carolina 29607. The telephone number for our principal executive office is (864) 422-8011.

The Offering

The following summary of the offering contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our common stock, please refer to the section of this prospectus entitled “Description of Common Stock.”

Maximum number of shares of Common Stock offered by the Selling Stockholders	7,263,599 shares of common stock

Shares Outstanding as of August 16, 2013	12,586,942 shares of common stock

Use of Proceeds	All common stock sold pursuant to this prospectus will be sold by the Selling Stockholders. We will not receive any of the proceeds from such sales.

NYSE Trading Symbol	RM

Risk Factors	An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 5 of this prospectus, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

RISK FACTORS

Risks Related to Our Business

We have grown significantly in recent years, and our delinquency and charge-off rates and overall results of operations may be adversely affected if we do not manage our growth effectively.

We have experienced substantial growth in recent years, opening or acquiring 17 branches in 2010, 36 in 2011, a net 51 in 2012, and 42 in 2013 through June 30, 2013, and we intend to continue our growth strategy in the future. As we increase the number of branches we operate, we will be required to find new, or relocate existing, employees to operate our branches and allocate resources to train and supervise those employees. The success of a branch depends significantly on the manager overseeing its operations and on our ability to enforce our underwriting standards and implement controls over branch operations. Recruiting suitable managers for new branches can be challenging, particularly in remote areas and areas where we face significant competition. Furthermore, the annual turnover in 2012 among our branch managers was approximately 24%, and turnover rates of managers in our new branches may be similar or higher. Increasing the number of branches that we operate may divide the attention of our senior management or strain our ability to adapt our infrastructure and systems to accommodate our growth. If we are unable to promote, relocate, or recruit suitable managers and oversee their activities effectively, our delinquency and charge-off rates may increase and our overall results of operations may be adversely impacted.

We face significant risks in implementing our growth strategy, some of which are outside our control.

We intend to continue our growth strategy, which is based on opening and acquiring branches in existing and new markets and introducing new products and channels. Our ability to execute this growth strategy is subject to significant risks, some of which are beyond our control, including:

•	the prevailing laws and regulatory environment of each state in which we operate or seek to operate and, to the extent applicable, federal laws and regulations, which are subject to change at any time;

•	the degree of competition in new markets and its effect on our ability to attract new customers;

•	our ability to identify attractive locations for new branches;

•	our ability to recruit qualified personnel, in particular in remote areas and areas where we face a great deal of competition; and

•	our ability to obtain adequate financing for our expansion plans.

For example, North Carolina requires a “needs and convenience” assessment of a new lending license and location prior to the granting of the license, which adds time and expense to opening de novo locations. In addition, certain states into which we may expand limit the number of lending licenses granted. There can be no assurance that if we apply for a license for a new branch, whether in one of the states where we currently operate or in a state into which we would like to expand, we would be granted a license to operate. We also cannot be certain that any such license, even if granted, would be obtained in a timely manner or without burdensome conditions or limitations. In addition, we may not be able to obtain and maintain any regulatory approvals, government permits, or licenses that may be required.

We face strong direct and indirect competition.

The consumer finance industry is highly competitive, and the barriers to entry for new competitors are relatively low in the markets in which we operate. We compete for customers, locations, and other important aspects of our business with many other local, regional, national, and international financial institutions, many of which have greater financial resources than we do.

Our installment loan operations compete with other installment lenders as well as with alternative financial services providers (such as payday and title lenders, check advance companies, and pawnshops), online or peer-to-peer lenders, issuers of non-prime credit cards, and other competitors. We believe that future regulatory developments in the consumer finance industry may cause lenders that currently focus on alternative financial services to begin to offer installment loans. In addition, if companies in the installment loan business attempt to provide more attractive loan terms than is standard across the industry, we may lose customers to those competitors. In installment loans, we compete primarily on the basis of price, breadth of loan product offerings, flexibility of loan terms offered, and the quality of customer service provided.

Our automobile purchase loan operations compete with numerous financial services providers, including non-prime auto lenders, dealers that provide financing, captive finance companies owned by automobile manufacturers, banks, and to a limited extent, credit unions. Our retail purchase loan operations compete with store and third-party credit cards, prime lending sources, rent-to-own finance providers, and other competitors. Although the retail purchase loan market includes few competitors serving non-prime borrowers, there are numerous competitors offering non-prime automobile purchase loans. For automobile purchase loans and retail purchase loans, we compete primarily on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered, the speed of approval, and the quality of customer service provided.

If we fail to compete successfully, we could face lower sales and may decide or be compelled to materially alter our lending terms to our customers, which could result in decreased profitability.

A substantial majority of our revenue is generated by our branches in South Carolina, Texas, and North Carolina.

Our branches in South Carolina accounted for 45% of our revenue in 2012. In addition, our branches in Texas and North Carolina accounted for 24% and 16%, respectively, of our revenue in 2012. Furthermore, all of our operations are in five Southeastern and three Southwestern states. As a result, we are highly susceptible to adverse economic conditions in those areas. For example, the unemployment rate in South Carolina, which was 8.1% in June 2013, is among the highest in the country. High unemployment rates may reduce the number of qualified borrowers to whom we will extend loans, which would result in reduced loan originations. Adverse economic conditions may increase delinquencies and charge-offs and decrease our overall loan portfolio quality. If any of the adverse regulatory or legislative events described in this “Risk Factors” section were to occur in South Carolina, Texas, or North Carolina, it could materially adversely affect our business, results of operations, and financial condition. For example, if interest rates in South Carolina, which are currently not capped, were to be capped, our business, results of operations, and financial condition would be materially and adversely affected.

Our business could suffer if we are unsuccessful in making, continuing, and growing relationships with automobile dealers and retailers.

Our automobile purchase loans and retail purchase loans are reliant on our relationships with automobile dealers and retailers. In particular, our automobile purchase loan operations depend in large part upon our ability to establish and maintain relationships with reputable dealers who direct customers to our branches or originate loans at the point of sale, which we subsequently purchase. Although we have relationships with certain automobile dealers, none of our relationships are exclusive, some of them are newly established, and they may be terminated at any time. As a result of the recent economic downturn and contraction of credit to both dealers and their customers, there has been an increase in dealership closures and our existing dealer base has experienced decreased sales and loan volume in the past and may experience decreased sales and loan volume in the future, which may have an adverse effect on our business, our results of operations, and financial condition.

Our retail purchase loan business model is based on our ability to enter into agreements with individual furniture, appliance, and other retailers to provide financing to customers in their stores. Although our relationships with independent licensees of a major U.S. furniture retailer are currently a significant source of our retail purchase loans, we do not have a relationship with the retailer itself or its manufacturing affiliate and instead depend on non-exclusive relationships with individual licensees of the retailer, each of which may be terminated at any time. If a competitor were to offer better service or more attractive loan products to our retailer partners, it is possible that our retail partners would terminate their relationships with us. If we are unable to continue to grow our existing relationships and develop new relationships, our results of operations, financial condition, and ability to continue to expand could be adversely affected.

Regular turnover among our managers and other employees at our branches makes it more difficult for us to operate our branches and increases our costs of operations, which could have an adverse effect on our business, results of operations, and financial condition.

Our workforce is comprised primarily of employees who work on an hourly basis. In certain areas where we operate, there is significant competition for employees. In the past, we have lost employees and candidates to competitors who have been willing to pay higher compensation than we pay. Our ability to continue to expand our operations depends on our ability to attract, train, and retain a large and growing number of qualified employees. The turnover among all of our branch employees was approximately 43% in 2010, 37% in 2011, and 38% in 2012. This turnover increases our cost of operations and makes it more difficult to operate our branches. Our customer service representative and assistant manager roles have historically experienced high turnover. We may not be able to retain and cultivate personnel at these ranks for future promotion to branch manager. If our employee turnover rates increase above historical levels or if unanticipated problems arise from our high employee turnover and we are unable to readily replace such employees, our business, results of operations, financial condition, and ability to continue to expand could be adversely affected.

We are subject to government regulations concerning our hourly and our other employees, including minimum wage, overtime, and health care laws.

We are subject to applicable rules and regulations relating to our relationship with our employees, including minimum wage and break requirements, health benefits, unemployment and sales taxes, overtime, and working conditions and immigration status. Legislated increases in the federal minimum wage and increases in additional labor cost components, such as employee benefit costs, workers’ compensation insurance rates, compliance costs and fines, as well as the cost of litigation in connection with these regulations, would increase our labor costs. Unionizing and collective bargaining efforts have received increased attention nationwide in recent periods. Should our employees become represented by unions, we would be obligated to bargain with those unions with respect to wages, hours, and other terms and conditions of employment, which is likely to increase our labor costs. Moreover, as part of the process of union organizing and collective bargaining, strikes, and other work stoppages may occur, which would cause disruption to our business. Similarly, many employers nationally in similar retail environments have been subject to actions brought by governmental agencies and private individuals under wage-hour laws on a variety of claims, such as improper classification of workers as exempt from overtime pay requirements and failure to pay overtime wages properly, with such actions sometimes brought as class actions, and these actions can result in material liabilities and expenses. Should we be subject to employment litigation, such as actions involving wage-hour, overtime, break, and working time, it may distract our management from business matters and result in increased labor costs. In addition, we currently sponsor employer-subsidized premiums for major medical programs for eligible salaried personnel and “mini-medical” (limited benefit) programs for eligible hourly employees who elect health care coverage through our insurance programs. As a result of regulatory changes, we may not be able to continue to offer health care coverage to our employees on affordable terms or at all. If we are unable to locate, attract, train, or retain qualified personnel, or if our costs of labor increase significantly, our business, results of operations, and financial condition may be adversely affected.

Our live check direct mail strategy exposes us to certain risks.

A significant portion of our growth in our small installment loans has been achieved through our direct mail campaigns, which involve mailing to pre-screened recipients “live checks,” which customers can sign and cash or deposit thereby agreeing to the terms of the loan, which are disclosed on the front and back of the check. We use live checks to seed new branch openings and attract new customers and those with higher credit in our geographic footprint. For the six months ended June 30, 2013, loans initiated through live checks represented 36.6% of the value of our originated loans. We expect that live checks will represent a greater percentage of our small installment loans in the future. There are several risks associated with the use of live checks, including the following:

•	it is more difficult to maintain sound underwriting standards with live check customers, and these customers have historically presented a higher risk of default than customers that originate loans in our branches, as we do not meet a live check customer prior to soliciting them and extending a loan to them, and we may not be able to verify certain elements of their financial condition, including their current employment status or life circumstances;

•	we rely on a software-based model and credit information from a third-party credit bureau that is more limited than a full credit report to pre-screen potential live check recipients, which may not be as effective as fully underwriting a loan application or may be inaccurate or outdated;

•	we face limitations on the number of potential borrowers who meet our lending criteria within proximity to our branches;

•	we may not be able to continue to access the demographic and credit file information that we use to generate our mailing lists due to expanded regulatory or privacy restrictions;

•	live checks pose a greater risk of fraud as the live checks may be fraudulently replicated;

•	we depend on one bank to issue and clear our live checks and any failure by that bank to properly process the live checks could limit the ability of a recipient to cash the check and enter into a loan with us;

•	we sell clearly disclosed optional credit insurance products as part of our live check mailing campaigns; however, customers may subsequently claim that they did not receive sufficient explanation or notice of the insurance products that they purchased;

•	customers may opt out of direct mail solicitations and solicitations based on their credit file or may otherwise prohibit us from soliciting them; and

•	postal rates and piece printing rates may continue to rise.

Our expected increase in the use of live checks will further increase our exposure to, and the magnitude of, these risks.

A reduction in demand for our products and failure by us to adapt to such reduction could adversely affect our business and results of operations.

The demand for the products we offer may be reduced due to a variety of factors, such as demographic patterns, changes in customer preferences or financial conditions, regulatory restrictions that decrease customer access to particular products, or the availability of competing products. For example, we are highly dependent upon selecting and maintaining attractive branch locations. These locations are subject to local market conditions, including the employment available in the area, housing costs, traffic patterns, crime, and other demographic influences, any of which may quickly change. Should we fail to adapt to significant changes in our customers’ demand for, or access to, our products, our revenues could decrease significantly and our operations could be harmed. Even if we do make changes to existing products or introduce new products to fulfill customer demand, customers may resist or may reject such products. Moreover, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time, and by that time it may be too late to make further modifications to such product without causing further harm to our business, results of operations, and financial condition.

We may attempt to pursue acquisitions or strategic alliances, which may be unsuccessful.

We may attempt to achieve our business objectives through acquisitions and strategic alliances. We compete with other companies for these opportunities, including companies with greater financial resources, and we cannot be certain that we will be able to effect acquisitions or strategic alliances on commercially reasonable terms, or at all. Furthermore, the acquisitions that we have pursued previously have been significantly smaller than us. We do not have extensive experience with integrating larger acquisitions. In pursuing these transactions, we may experience, among other things:

•	overvaluing potential targets due to limitations on our due diligence efforts;

•	difficulties in integrating any acquired companies, branches, or products into our existing business, including integration of account data into our information systems;

•	inability to realize the benefits we anticipate in a timely fashion, or at all;

•	attrition of key personnel from acquired businesses;

•	unexpected losses due to the acquisition of existing loan portfolios with loans originated using less stringent underwriting criteria;

•	significant costs, charges, or writedowns; or

•	unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development and expansion of our existing operations.

We are exposed to credit risk in our lending activities.

Our ability to collect on loans depends on the willingness and repayment ability of our borrowers. Any material adverse change in the ability or willingness of a significant portion of our borrowers to meet their obligations to us, whether due to changes in economic conditions, the cost of consumer goods, interest rates, natural disasters, acts of war or terrorism, or other causes over which we have no control, would have a material adverse impact on our earnings and financial condition. Further, a substantial majority of our borrowers are non-prime borrowers, who are more likely to be affected, and more severely affected, by adverse macroeconomic conditions such as those that have persisted over the last few years. We generally consider customers with a Beacon score, a measure of credit provided by Equifax, below 645 to be non-prime borrowers, although we also consider factors other than Beacon scores in evaluating a potential customer’s credit, such as length of employment and duration of current residence. There is no industry standard definition of non-prime and, consequently, other lenders may use different criteria to identify non-prime customers. We cannot be certain that our credit administration personnel, policies, and procedures will adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio.

We may be limited in our ability to collect on our loan portfolio, and the security interests securing a significant portion of our loan portfolio are not perfected, which may increase our credit losses.

Legal and practical limitations may limit our ability to collect on our loan portfolio, resulting in increased credit losses, decreased revenues, and decreased earnings. State and federal laws and regulations restrict our collection efforts. Most of our loan portfolio is secured, but a significant portion of such security interests have not been and will not be perfected. The amounts that we are able to recover from the repossession and sale of collateral typically does not cover the outstanding loan balance and costs of recovery. In cases where we repossess a vehicle securing a loan, we sell our repossessed automobile inventory through public sales conducted by independent automobile auction organizations after the required post-repossession waiting period. There is approximately a 30-day period between the time we repossess a vehicle or other property and the time it is sold at auction. In certain instances, we may sell repossessed collateral other than vehicles through our branches after the required post-repossession waiting period and appropriate receipt of valid bids. The proceeds we receive from such sales depend upon various factors, including the supply of, and demand for, used vehicles and other property at the time of sale. During periods of economic slowdown or recession, such as have existed in the United States for much of the past several years, there may be less demand for used vehicles and other property.

Further, a significant portion of our loan portfolio is not secured by perfected security interests, including small installment loans and retail purchase loans. The lack of perfected security interests is one of several factors that may make it more difficult for us to collect on our loan portfolio. During 2012, net charge-offs as a percentage of average finance receivables on our small installment loans, which are typically secured by unperfected interests in personal property, were 9.2%, while net charge-offs as a percentage of average finance receivables for our large installment loans and automobile purchase loans, which are typically secured by perfected interests in an automobile or other vehicle, for the same periods were 5.0%. Additionally, for those of our loans which are unsecured, borrowers may choose to repay obligations under other indebtedness before repaying loans to us because such borrowers have no collateral at risk. Lastly, given the relatively small size of our loans, the costs of collecting loans may be high relative to the amount of the loan. As a result, many collection practices that are legally available, such as litigation, may be financially impracticable. These factors may increase our credit losses, which would have a material adverse effect on our results of operations and financial condition.

In addition, there is an inherent risk that a portion of the retail installment contracts that we hold will be in default or be subject to certain claims or defenses that the borrower may assert against the originator of the contract, or us as the holder of the contract. We face the risk that if high unemployment or adverse economic developments occur or continue in one or more of our markets, a large number of retail installment contracts will become defaulted. In addition, most of the borrowers under these contracts have some negative credit history. There can be no assurance that our allowance for credit losses will prove sufficient to cover actual losses in the future on these contracts.

Our policies and procedures for underwriting, processing, and servicing loans are subject to potential failure or circumvention, which may adversely affect our results of operations.

Most of our underwriting activities and our credit extension decisions are made at our local branches. We train our employees individually on-site in the branch to make loans that conform to our underwriting standards. Such training includes critical aspects of state and federal regulatory compliance, cash handling, account management, and customer relations. Although we have standardized employee manuals, we primarily rely on our district supervisors, with oversight by our state vice presidents, branch auditors, and headquarters personnel, to train and supervise our branch employees, rather than centralized or standardized training programs. Therefore, the quality of training and supervision may vary from district to district and branch to branch depending upon the amount of time apportioned to training and supervision and individual interpretations of our operations policies and procedures. We cannot be certain that every loan is made in accordance with our underwriting standards and rules. We have in the past experienced some instances of loans extended that varied from our underwriting standards. Variances in underwriting standards and lack of supervision could expose us to greater delinquencies and charge-offs than we have historically experienced.

In addition, underwriting decisions are based on information provided by customers and counterparties, the inaccuracy or incompleteness of which may adversely affect our results of operations. In deciding whether to extend credit or enter into other transactions with customers and counterparties, we rely on information furnished to us by or on behalf of customers and counterparties, including financial information. We also rely on representations of customers and counterparties as to the accuracy and completeness of that information. Our earnings and our financial condition could be negatively impacted to the extent the information furnished to us by and on behalf of customers and counterparties is not correct or complete.

If our estimates of reserves for credit losses are not adequate to absorb actual losses, our provision for credit losses would increase, which would adversely affect our results of operations.

We maintain an allowance for credit losses for all loans we make. To estimate the appropriate level of credit loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the total amount of loans outstanding, historical loan charge-offs, our current collection patterns, and economic trends. Our methodology for establishing our reserves for credit losses is based in large part on our historic loss experience. If customer behavior changes as a result of economic conditions and if we are unable to predict how the unemployment rate, housing foreclosures, and general economic uncertainty may affect our credit loss reserves, our provision may be inadequate. During fiscal 2012, our provision for credit losses was $27.8 million, and we had net charge-offs of $23.4 million related to losses on our loans. As of June 30, 2013, our finance receivables were $460.4 million. Maintaining the adequacy of our allowance for credit losses may require that we make significant and unanticipated increases in our provisions for credit losses, which would materially affect our results of operations. Our credit loss reserves, however, are estimates, and if actual credit losses are materially greater than our credit loss reserves, our financial condition and results of operations could be adversely affected. Neither state regulators nor federal regulators regulate our allowance for credit losses.

Interest rates on automobile purchase and retail purchase loans are determined at competitive market interest rates and we may fail to adequately set interest rates, which may adversely affect our business.

In recent years, we have expanded our automobile purchase loan business and our retail purchase loan business, and we plan to continue to expand those businesses in the future. Unlike installment loans, which in certain states are typically made at or near the maximum interest rates permitted by law, automobile purchase loans and retail purchase loans are often made at competitive market interest rates, which are governed by laws for installment sales contracts. We have limited experience in determining interest rates in these markets. If we fail to set interest rates at a level that adequately reflects the credit risks of our customers, or if we set interest rates at a level too low to sustain our profitability, our business, results of operations, and financial condition could be adversely affected.

Failure of third-party service providers upon which we rely could adversely affect our business.

We rely on certain third-party service providers. In particular, we currently rely on two key vendors to print and mail our live checks for our direct mail marketing campaigns. Our reliance on third parties such as these can expose us to risks. For example, an error by our former live check vendor during 2010 resulted in checks being misdirected, requiring us in some cases to notify state regulators and to refund certain interest and fee amounts, and exposing us to increased credit risk. If any of our third-party service providers, including our live check vendors, are unable to provide their services timely and effectively, or at all, it could have a material adverse effect on our business, financial condition, and results of operations and cash flows.

We depend to a substantial extent on borrowings under our senior revolving credit facility to fund our liquidity needs.

We have a senior revolving credit facility committed through May 2016 that allows us to borrow up to $500.0 million, assuming we are in compliance with a number of covenants and conditions. As of June 30, 2013, the amount outstanding under our senior revolving credit facility was $302.3 million, and we had $68.0 million of remaining availability thereunder out of a total availability of $370.2 million based on our borrowing base as of June 30, 2013. During fiscal 2012, the maximum amount of borrowings outstanding under the facility at one time was $292.4 million. We use our senior revolving credit facility as a source of liquidity, including for working capital and to fund the loans we make to our customers. If our existing sources of liquidity become insufficient to satisfy our financial needs or our access to these sources becomes unexpectedly restricted, we may need to try to raise additional debt or equity in the future. If such an event were to occur, we can give no assurance that such alternate sources of liquidity would be available to us on favorable terms or at all. In addition, we cannot be certain that we will be able to replace the amended and restated senior revolving credit facility when it matures on favorable terms or at all. If any of these events occur, our business, results of operations, and financial condition could be adversely affected.

We are not insulated from the pressures and potentially negative consequences of the recent financial crisis and similar risks beyond our control that have and may continue to affect the capital and credit markets, the broader economy, the financial services industry, or the segment of that industry in which we operate.

Continued or worsening general business and economic conditions could have a material adverse effect on our business, financial position, results of operations, and cash flows, and may increase loan defaults and affect the value and liquidity of your investment.

Over the past several years, the global economy has experienced a significant recession, as well as a severe, ongoing disruption in the credit markets and a material and adverse effect on the jobs market and individual borrowers. While the United States economy may technically have come out of the recession, the recovery is fragile and may not be sustainable for any specific period of time, and could slip into an even more significant recession. Our financial performance generally, and in particular the ability of our borrowers to make payments on outstanding loans, is highly dependent upon the business and economic environments in the markets where we operate and in the United States as a whole.

During an economic downturn or recession, credit losses in the financial services industry generally increase and demand for credit products often decreases. Declining asset values, defaults on consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to decrease liquidity. As a result of these factors, some banks and other lenders have suffered significant losses, and the strength and liquidity of many financial institutions worldwide has weakened. Additionally, our loan servicing costs and collection costs may increase as we may have to expend greater time and resources on these activities. Our underwriting criteria, policies and procedures, and product offerings may not sufficiently protect our growth and profitability during a sustained period of economic downturn or recession. Any continued or further economic downturn will adversely affect the financial resources of our customers and may result in the inability of our customers to make principal and interest payments on, or refinance, the outstanding debt when due.

Economic conditions remain historically weak, and there can be no assurance that they will improve in the near term. Should such conditions worsen or continue to remain weak, they may adversely affect the credit quality of our loans. In the event of increased default by borrowers under the loans, our business, results of operations, and financial condition could be adversely affected.

We are subject to interest rate risk resulting from general economic conditions and policies of various governmental and regulatory agencies.

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence the amount of interest we pay on our senior revolving credit facility or any other floating interest rate obligations we may incur, which would increase our operating costs and decrease our operating margins. Interest payable on our senior revolving credit facility is variable, based on LIBOR with a LIBOR floor of 1.00%, and could increase in the future. Although we have purchased interest rate caps on a $150.0 million notional amount to hedge such increases, these caps expire in 2014 and we may not be able to replace these instruments when they mature on favorable terms or at all. Furthermore, market conditions or regulatory restrictions on interest rates we charge may prevent us from passing any increases in interest rates along to our customers.

Our revolving credit agreement contains restrictions and limitations that could affect our ability to operate our business.

The credit agreement governing our senior revolving credit facility contains a number of covenants that could adversely affect our business and the flexibility to respond to changing business and economic conditions or opportunities. Among other things, these covenants limit our ability to:

•	incur or guarantee additional indebtedness;

•	purchase large loan portfolios in bulk;

•	pay dividends or make distributions on our capital stock or make certain other restricted payments;

•	sell assets, including our loan portfolio or the capital stock of our subsidiaries;

•	enter into transactions with our affiliates;

•	create or incur liens; and

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

In addition, the credit agreement imposes certain obligations on us relating to our underwriting standards, recordkeeping and servicing of our loans, and our loss reserves and charge-off policies. It also requires us to maintain certain financial ratios, including an interest coverage ratio and a borrowing base ratio (calculated as the ratio of our unsubordinated debt to the sum of our adjusted tangible net worth and our subordinated debt). If we were to breach any covenants or obligations under the credit agreement and such breaches were to result in an event of default, our lenders could cause all amounts outstanding to become due and payable, subject to applicable grace periods. This could trigger cross-defaults under any future debt instruments and materially and adversely affect our financial condition and ability to continue operating our business as a going concern. As of June 30, 2013, we were in material compliance with the covenants under our senior revolving credit facility.

If we lose the services of any of our key management personnel, our business could suffer.

Our future success significantly depends on the continued service and performance of our key management personnel. Competition for these employees is intense. The loss of the service of members of our senior management or key team members, including our state vice presidents, or the inability to attract additional qualified personnel as needed, could materially harm our business. Our success depends, in part, on the continued service of our President and Chief Operating Officer, C. Glynn Quattlebaum, who is 66 years old and is nearing the age of retirement.

We also depend on our district supervisors to supervise, train, and motivate our branch employees. These supervisors have significant experience with our company and would be difficult to replace. If we lose a district supervisor to a competitor, we could be at risk of losing other employees and customers.

We rely on information technology products developed, owned, and supported by third parties, including our competitors.

We use a software package developed and owned by ParaData Financial Systems, or ParaData, a wholly owned subsidiary of World Acceptance Corporation, one of our primary competitors, to record, document, and manage our loans. Over the years we have tailored this software to meet our specific needs. We depend on the willingness and ability of ParaData to continue to provide customized solutions and support for our evolving products and business model. In the future, ParaData may not be willing or able to modify the loan management software to meet our needs, or it could alter the program without notice to us or cease to adequately support it. ParaData could also decide in the future to refuse to provide support for its software to us on commercially reasonable terms, or at all. If any of these events were to occur, we would be forced to migrate to an alternative software package, which could materially affect our business, results of operations, and financial condition.

We rely on DealerTrack, Route One, Teledata Communications Inc., and other third-party software vendors to provide access to loan applications and/or screen applications. There can be no assurance that these third party providers will continue to provide us information in accordance with our lending guidelines or that they will continue to provide us lending leads at all. If this occurs, our credit losses, business, results of operations, and financial condition may be adversely affected.

Security breaches in our branches or failures in our information systems could adversely affect our financial condition and results of operations.

Nearly all of our account payments occur at our branches, either in person or by mail, and frequently consist of cash payments, which we deposit at local banks throughout the day. This business practice exposes us daily to the potential for employee theft of funds or, alternatively, to theft and burglary due to the cash we maintain in the branch. Despite controls and procedures to prevent such losses, we have in the past sustained losses due to employee fraud and theft. In addition, our employees “field call” delinquent accounts by visiting the home or workplace of a delinquent borrower. Such visits may subject our employees to a variety of dangers, including violence, vehicle accidents, and other perils. A breach in the security of our branches or in the safety of our employees could result in employee injury and adverse publicity and could result in a loss of customer business or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We rely heavily on communications and information systems to conduct our business. Each branch is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis, and report revenues and expenses to our headquarters. Any failure, interruption, or breach in security of these systems, including any failure of our back-up systems, hardware failures, or an inability to access data maintained offsite, could result in failures or disruptions in our customer relationship management, general ledger, loan and other systems and could result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations. Furthermore, we may not be able to detect immediately any such breach, which may increase the losses that we would suffer. In addition, our existing insurance policies would not reimburse us for all of the damages that we might incur as a result of a breach.

Security breaches, cyber-attacks, or fraudulent activity could result in damage to our operations or lead to reputational damage.

A security breach or cyber-attack of our computer systems could interrupt or damage our operations or harm our reputation. Despite the implementation of security measures, our systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties, or similar disruptive problems. If we were to experience a security breach or cyber-attack, we could be required to incur substantial costs and liabilities, including, among other things, the following:

•	expenses to rectify the consequences of the security breach or cyber-attack;

•	liability for stolen assets or information;

•	costs of repairing damage to our systems;

•	lost revenue and income resulting from any system downtime caused by such breach or attack;

•	increased costs of cyber security protection;

•	costs of incentives we may be required to offer to our customers or business partners to retain their business; and

•	damage to our reputation causing customers and investors to lose confidence in our company.

In addition, any compromise of security or a cyber-attack could deter consumers from entering into transactions that require them to provide confidential information to us. Further, if confidential customer information or information belonging to our business partners is misappropriated from our computer systems, we could be sued by those who assert that we did not take adequate precautions to safeguard our systems and confidential data belonging to our customers or business partners, which could subject us to liability and result in significant legal fees and expenses of defending these claims. As a result, any compromise of security of our computer systems or cyber-attack could have a material adverse effect on our business, prospects, results of operations, and financial condition.

Our centralized headquarters’ functions are susceptible to disruption by catastrophic events, which could have a material adverse effect on our business, results of operations, and financial condition.

Our headquarters buildings are located in Greenville, South Carolina. Our information systems and administrative and management processes are primarily provided to our branches from this centralized location, and our separate data management facility is located in the same city. These processes could be disrupted if a catastrophic event, such as a tornado, power outage, or act of terror, affected Greenville. Any such catastrophic event or other unexpected disruption of our headquarters or data management facility could have a material adverse effect on our business, results of operations, and financial condition.

Risks Related to Regulation

Our business products and activities are strictly and comprehensively regulated at the local, state, and federal level. Changes in current laws and regulations or in the interpretation of such laws and regulations, or our failure to comply with such laws and regulations, could have a material adverse effect on our business, results of operations, and financial condition.

Our business is subject to numerous local, state and federal laws and regulations. These regulations impose significant costs and limitations on the way we conduct and expand our business, and these costs and limitations may increase in the future if such laws and regulations are changed. These laws and regulations govern or affect, among other things:

•	the interest rates that we may charge customers;

•	terms of loans, including fees, maximum amounts, and minimum durations;

•	the number of simultaneous or consecutive loans and required waiting periods between loans;

•	disclosure practices, including posting of fees;

•	currency and suspicious activity reporting;

•	recording and reporting of certain financial transactions;

•	privacy of personal customer information;

•	the types of products and services that we may offer;

•	collection practices;

•	approval of licenses; and

•	locations of our branches.

Changes to statutes, regulations, or regulatory policies, including interpretation, implementation, and enforcement of statutes, regulations, or policies, could affect us in substantial and unpredictable ways, including limiting the types of financial services and products that we may offer and increasing the ability of competitors to offer competing financial services and products. Compliance with these regulations is expensive and requires the time and attention of management. These costs divert capital and focus away from efforts intended to grow our business. Because these laws and regulations are complex and often subject to interpretation, or because of a result of unintended errors, we may, from time to time, inadvertently violate these laws, regulations, and policies, as each is interpreted by our regulators. If we do not successfully comply with laws, regulations, or policies, our compliance costs could increase, our operations could be limited, and we may suffer damage to our reputation. If more restrictive laws, rules, and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult. Furthermore, changes in these laws and regulations could require changes in the way we conduct our business and we cannot predict the impact such changes would have on our profitability.

Our primary regulators are the state regulators for the states in which we operate: South Carolina, Texas, North Carolina, Tennessee, Alabama, Oklahoma, New Mexico, and Georgia. We operate each of our branches under licenses granted to us by these state regulators. State regulators may enter our branches and conduct audits of our records and practices at any time, with or without notice. If we fail to observe, or are not able to comply with, applicable legal requirements, we may be forced to discontinue certain product offerings, which could adversely impact our business, results of operations, and financial condition. In addition, violation of these laws and regulations could result in fines and other civil and/or criminal penalties, including the suspension or revocation of our branch licenses, rendering us unable to operate in one or more locations. All the states in which we operate have laws governing the interest rate and fees that we can charge and required disclosure statements, among other restrictions. Violation of these laws could involve penalties requiring the forfeiture of principal and/or interest and fees that we have charged. Depending on the nature and scope of a violation, fines and other penalties for noncompliance of applicable requirements could be significant and could have a material adverse effect on our business, results of operation, and financial condition.

Licenses to open new branches are granted in the discretion of state regulators. Accordingly, licenses may be denied unexpectedly or for reasons outside our control. This could hinder our ability to implement our business plan in a timely manner or at all.

As we enter new markets and develop new products, we may become subject to additional state and federal regulations. For example, although we intend to expand into new states, we may encounter unexpected regulatory or other difficulties in these new states or markets, which may prevent us from growing in new states or markets. Similarly, while we intend to grow our retail purchase and indirect automobile purchase loan operations, we may encounter unexpected regulatory or other difficulties. As a result, we may not be able to successfully execute our strategies to grow our revenue and earnings.

Changes in laws and regulations or interpretations of laws and regulations could negatively impact our business, results of operations, and financial condition.

Although many of the laws and regulations applicable to our business have remained substantially unchanged for many years, the laws and regulations directly affecting our lending activities are under review and are subject to change, especially as a result of current economic conditions, changes in the make-up of the current executive and legislative branches, and the political focus on issues of consumer and borrower protection. In addition, consumer advocacy groups and various other media sources continue to advocate for governmental and regulatory action to prohibit or severely restrict various financial products, including the loan products we offer.

Any changes in such laws and regulations, or the implementation, interpretation, or enforcement of such laws and regulations, could force us to modify, suspend or cease part or, in the worst case, all of our existing operations. It is also possible that the scope of federal regulations could change or expand in such a way as to preempt what has traditionally been state law regulation of our business activities. The enactment of one or more of such regulatory changes could materially and adversely affect our business, results of operations, and prospects.

States may also seek to impose new requirements or interpret or enforce existing requirements in new ways. Changes in current laws or regulations or the implementation of new laws or regulations in the future may restrict our ability to continue our current methods of operation or expand our operations. Additionally, these laws and regulations could subject us to liability for prior operating activities or lower or eliminate the profitability of operations going forward by, among other things, reducing the amount of interest and fees we charge in connection with our loans. If these or other factors lead us to close our branches in a state, in addition to the loss of net revenues attributable to that closing, we would incur closing costs such as lease cancellation payments and we would have to write off assets that we could no longer use. If we were to suspend rather than permanently cease our operations in a state, we would also have continuing costs associated with maintaining our branches and our employees in that state, with little or no revenues to offset those costs.

We maintain a relationship with our primary regulator in each of the states in which we operate, participate in national and state industry associations, and actively monitor the regulatory environment, and we are currently unaware of any specific proposal that would change the laws and regulations under which we operate in a manner material to our business.

In addition to state and federal laws and regulations, our business is subject to various local rules and regulations, such as local zoning regulations. Local zoning boards and other local governing bodies have been increasingly restricting the permitted locations of consumer finance companies. Any future actions taken to require special use permits for, or impose other restrictions on, our ability to provide products could adversely affect our ability to expand our operations or force us to attempt to relocate existing branches. If we were forced to relocate any of our branches, in addition to the costs associated with the relocation, we may be required to hire new employees in the new areas, which may adversely impact the operations of those branches. Relocation of an existing branch may also hinder our collection abilities, as our business model relies on the location of our branches being close to where our customers live in order to successfully collect on outstanding loans.

Changes in laws or regulations may have a material adverse effect on all aspects of our business in a particular state and on our overall business, results of operations, and financial condition.

The Dodd-Frank Wall Street Reform and Consumer Protection of Act of 2010 (the “Dodd-Frank Act”) authorizes the newly created Consumer Finance Protection Bureau (the “CFPB”) to adopt rules that could potentially have a serious impact on our ability to offer short-term consumer loans and have a material adverse effect on our operations and financial performance.

Title X of the Dodd-Frank Act establishes the CFPB, which became operational on July 21, 2011. Under the Dodd-Frank Act, the CFPB has regulatory, supervisory, and enforcement powers over providers of consumer financial products that we offer, including explicit supervisory authority to examine and require registration of installment lenders such as ourselves. Included in the powers afforded to the CFPB is the authority to adopt rules describing specified acts and practices as being “unfair,” “deceptive,” or “abusive,” and hence unlawful. Specifically, the CFPB has the authority to declare an act or practice abusive if it, among other things, materially interferes with the ability of a consumer to understand a term or condition of a consumer financial product or service or takes unreasonable advantage of a lack of understanding on the part of the consumer of the product or service. Although the Dodd-Frank Act expressly provides that the CFPB has no authority to establish usury limits, some consumer advocacy groups have suggested that certain forms of alternative consumer finance products, such as installment loans, should be a regulatory priority and it is possible that at some time in the future the CFPB could propose and adopt rules making such lending or other products that we may offer materially less profitable or impractical. Further, the CFPB may target specific features of loans or loan practices, such as refinancings, by rulemaking that could cause us to cease offering certain products or engaging in certain practices. It is possible that the CFPB will adopt rules that specifically restrict refinancings of existing loans. Our refinancings of existing loans are divided into three categories: refinancings of loans in an amount greater than the original loan amount, renewals of existing loans that are current, and renewals of existing loans that are past due, which represented 15.0%, 32.4%, and 0.6%, respectively, of our loan originations in 2012. Any such rules could have a material adverse effect on our business, results of operation, and financial condition. The CFPB could also adopt rules imposing new and potentially burdensome requirements and limitations with respect to any of our current or future lines of business, which could have a material adverse effect on our operations and financial performance. The Dodd-Frank Act also gives the CFPB the authority to examine and regulate entities it classifies as a “larger participant of a market for other consumer financial products or services.” The rule will likely cover only the largest installment lenders. We do not yet know whether the definition of larger participant will cover us.

In addition to the Dodd-Frank Act’s grant of regulatory powers to the CFPB, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws. In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from a maximum of $5,000 per day for minor violations of federal consumer financial laws (including the CFPB’s own rules) to $25,000 per day for reckless violations and $1 million per day for knowing violations. If we are subject to such administrative proceedings, litigation, orders, or monetary penalties in the future, this could have a material adverse effect on our operations and financial performance. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB (but not for civil penalties). If the CFPB or one or more state officials find that we have violated the foregoing laws, they could exercise their enforcement powers in ways that would have a material adverse effect on us.

In January 2012, President Obama appointed Richard Cordray as director of the CFPB, and in July 2013, he was confirmed by the United States Senate. On January 5, 2012, the CFPB launched a federal supervision program for nonbanks that offer or provide consumer financial products or services. Under the CFPB’s nonbank supervision program, the CFPB will conduct individual examinations and may also require reports from businesses to determine what businesses require greater focus by the CFPB. The frequency and scope of any such examinations will depend on the CFPB’s analysis of risks posed to consumers based on factors such as a particular nonbank’s volume of business, types of products or services, and the extent of state oversight.

Rising health care costs and continuing uncertainties concerning the effect of implementation of the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 and similar laws may have a material adverse effect on our business and financial performance.

Despite our efforts to control costs while still providing competitive health care benefits to our employees, significant increases in health care costs continue to occur, and we can provide no assurance that our cost containment efforts in this area will be effective. In March 2010, the federal Patient Protection and Affordable Care Act (the “PPACA”) and the Health Care and Education Affordability Reconciliation Act of 2010 became law. While we have performed an initial analysis regarding the anticipated impact of these laws on our cost structure, we may be unable to accurately predict the impact of this federal health care legislation on our health care benefit costs due to continued uncertainty with respect to implementation of such legislation. Significant increases in costs due either to the PPACA or general health care cost increases could adversely impact our operating results, as there is no assurance that we would be able to absorb and/or pass through the costs of such legislation.

Our stock price or results of operations could be adversely affected by media and public perception of installment loans and of legislative and regulatory developments affecting activities within the installment lending sector.

Consumer advocacy groups and various media sources continue to criticize alternative financial services providers (such as payday and title lenders, check advance companies, and pawnshops). These critics frequently characterize such alternative financial services providers as predatory or abusive toward consumers. If these persons were to criticize the products that we offer, it could result in further regulation of our business. Furthermore, our industry is highly regulated, and announcements regarding new or expected governmental and regulatory action in the alternative financial services sector may adversely impact our stock price and perceptions of our business even if such actions are not targeted at our operations and do not directly impact us.

Risks Related to the Ownership of Our Common Stock

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

The market price of shares of our common stock may continue to be volatile, which could cause the value of your investment to decline.

The market price of our common stock has been highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments, adverse publicity about the industries we participate in, or individual scandals, and in response the market price of shares of our common stock could decrease significantly.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We have no current plans to pay cash dividends on our common stock for the foreseeable future.

We intend to retain future earnings, if any, for future operation, expansion, and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. The declaration, amount, and payment of any future dividends on shares of common stock will be at the sole discretion of our Board of Directors (the “Board”). Our Board may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior revolving credit facility. As a result, investors may need to rely on sales of their common stock after price appreciation, which may not occur, as the only way to realize future gains on their investment.

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions, or otherwise.

We have approximately 987.4 million shares of common stock authorized but unissued. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our Board in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 950,000 shares for issuance under the Regional Management Corp. 2011 Stock Incentive Plan (the “2011 Stock Plan”), and we have 552,500 shares available for issuance under the 2011 Stock Plan, as of August 16, 2013. Any common stock that we issue, including under our 2011 Stock Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by our stockholders.

Concentration of ownership among our existing executive officers, directors, and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of our initial public offering, our executive officers, directors and their affiliates controlled approximately 65.9% of our common stock. Accordingly, these stockholders have substantial influence over election of the members of our Board, and thereby have substantial influence over our management and affairs. In addition, they have substantial influence over the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and may be able to cause or prevent a change in the composition of our Board or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock. We are a party to an amended and restated shareholders agreement with these stockholders. See “Selling Stockholders – Material Relationships with the Selling Stockholders – Shareholders Agreement” below.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements (including the omission of a compensation discussion and analysis), and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result of these exemptions, our stockholders may not have access to certain information that they may deem important.

We could be an emerging growth company for up to five years following the completion of our initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We are a “controlled company” within the meaning of the NYSE rules and qualify for and rely on exemptions from certain corporate governance requirements.

Certain of our stockholders control a majority of the combined voting power of all classes of our voting stock, and we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including (1) the requirement that a majority of the Board consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We rely on these exemptions. As a result, we do not have a majority of independent directors and our compensation and nominating and corporate governance committees do not consist entirely of independent directors. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities identified by our affiliates.

Certain of our stockholders and their affiliates are in the business of providing buyout capital and growth capital to developing companies and may acquire interests in businesses that directly or indirectly compete with certain portions of our business. Our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us, on the one hand, and certain of our stockholders, on the other hand. As set forth in our amended and restated certificate of incorporation, neither such stockholders, nor any director, officer, stockholder, member, manager, or employee of such stockholders, will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Therefore, a director or officer of our company who also serves as a director, officer, member, manager, or employee of such stockholders may pursue certain acquisition opportunities that may be complementary to our business and, as a result, such acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by such stockholders to themselves or their other affiliates instead of to us.

The requirements of being a public company may strain our resources and distract our management.

As a public company, we are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff, and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational, and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors and officers liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal, and administrative personnel, increased auditing and legal fees, and similar expenses.

Anti-takeover provisions in our charter documents and applicable state law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our Board. Among other things, these provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent from and after the date on which the parties to our Shareholders Agreement (as defined in “Selling Stockholders – Material Relationships with the Selling Stockholders – Shareholders Agreement” below) cease to beneficially own at least 40% of the total voting power of all then outstanding shares of our capital stock, which will require all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the Board is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote; and

•	establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, a Texas regulation requires the approval of the Texas Consumer Credit Commissioner for the acquisition, directly or indirectly, of 10% or more of the voting or common stock of a consumer finance company. The overall effect of this law, and similar laws in other states, is to make it more difficult to acquire a consumer finance company than it might be to acquire control of a nonregulated corporation.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay, or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

USE OF PROCEEDS

All common stock pursuant to this prospectus will be offered and sold by the Selling Stockholders. We will not receive any of the proceeds from such sales.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.10 per share, and 100,000,000 shares of preferred stock, par value $0.10 per share. As of August 16, 2013, we have 12,586,942 shares of common stock and no shares of preferred stock outstanding. Summarized below are material provisions of our amended and restated certificate of incorporation and amended and restated bylaws as currently in effect, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by reference to the entire text of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to our SEC reports, which are incorporated herein by reference, and by the applicable provisions of the DGCL.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of shares of our common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Forum Selection Clause

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf,

(ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum selection clause.

Anti-Takeover Effects of Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Undesignated Preferred Stock

The authorized undesignated preferred stock makes it possible for our Board to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of our Board, the chairman of our Board or the chief executive officer or, for so long as the parties to our Shareholders Agreement continue to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, by Palladium Equity Partners III, L.P. (“Palladium”) and Parallel 2005 Equity Fund, LP (“Parallel,” and referred to together with Palladium in this prospectus as our “sponsors”). Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our amended and restated certificate of incorporation provides that our Board is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote from and after the date on which the parties to our Shareholders Agreement cease to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock or with the approval of a majority of the voting power of all the then outstanding shares of our capital stock prior to such date.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that from and after the date on which the parties to our Shareholders Agreement cease to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, any action required or permitted to be taken by our stockholders may not be effected by consent in writing by such stockholders unless such action is recommended by all directors then in office.

Delaware Anti-Takeover Statute

We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

However, our amended and restated certificate of incorporation and bylaws provide that in the event the parties to our Shareholders Agreement cease to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 and 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our Board does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that our non-employee directors and their affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to them or their affiliates even if the opportunity is one that we might reasonably have pursued, and neither the sponsors nor their affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock is listed on the NYSE under the symbol “RM.”

SELLING STOCKHOLDERS

This prospectus covers the offer and sale by the Selling Stockholders of up to an aggregate of 7,263,599 shares of our common stock. When we refer to the “Selling Stockholders” in this prospectus, we mean the persons listed in the table below. The table sets forth, to our knowledge, certain information regarding the Selling Stockholders as of August 16, 2013, based on information furnished to us by the Selling Stockholders. The Selling Stockholders may, at any time and from time to time, offer and sell pursuant to this prospectus any or all of the common stock set forth below in any type of transaction, as more fully described in “Plan of Distribution.”

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of common stock held by each of the Selling Stockholders. The second column lists the number of shares of common stock beneficially owned by each Selling Stockholder as of August 16, 2013. The third column lists the shares of common stock being offered pursuant to this prospectus by the Selling Stockholders. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus. The fifth column lists the percentage of common stock owned by the Selling Stockholders after completion of the offering, assuming the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Since the date that each of the Selling Stockholders provided information regarding its ownership of the shares, it may have sold, transferred, or otherwise disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act. Information concerning the Selling Stockholders may change from time to time and, when necessary, any changed information will be set forth in a prospectus supplement to this prospectus.

The Selling Stockholders may sell all, some, or none of their shares in this offering. See “Plan of Distribution.”

	Shares of Common Stock
Name of Selling Stockholder	Beneficially Owned Prior to the Sale of All Shares Covered by this Prospectus (1)	Covered by this Prospectus	Beneficially Owned After the Sale of All Shares Covered by this Prospectus	As a Percent of Total Outstanding After the Sale of Shares Covered by this Prospectus (2)

Palladium Equity Partners III, L.P. (3)	3,690,575	3,686,575	4,000	*

Parallel 2005 Equity Fund, LP (4)	2,107,515	2,103,515	4,000	*

Jerry L. Shirley (5)	764,653	764,653	0	0%

Tyler Godley 2011 Irrevocable Trust dated March 28, 2011 (6)	338,558	338,558	0	0%

Richard A. Godley, Sr. Revocable Trust dated August 29, 2005 (7)	329,220	327,220	2,000	0%

Tyler Godley Children 2012 Irrevocable Trust, dated December 17, 2012 (8)	180,000	180,000	0	0%

C. Glynn Quattlebaum and Sherri Quattlebaum (9)	379,975	80,131	299,844	2.38%

Pamela Denise Godley Revocable Trust dated November 3, 2011 (10)	61,505	61,505	0	0%

Haylei D. Tucker Family 2012 Irrevocable Trust, dated December 17, 2012 (11)	60,000	60,000	0	0%

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the Selling Stockholder has sole or shared voting power or investment power and also any shares which the Selling Stockholder has the right to acquire within 60 days.
(2)	Based on 12,586,942 shares of our common stock outstanding on August 16, 2013 and assumes that all shares of our common stock covered by this prospectus will be sold in the offering.
(3)	Palladium Equity Partners III, L.L.C. (“Palladium General”) is the general partner of Palladium Equity Partners III, L.P. (“Palladium”). Marcos A. Rodriguez is the managing member of Palladium General. Mr. Rodriguez disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Palladium is a party to the Shareholders Agreement described below. The amount stated includes 4,000 shares subject to options either currently exercisable or exercisable within 60 days of August 16, 2013, over which Palladium will not have voting or investment power until the options are exercised. The Company granted such options to David Perez and Erik A. Scott on March 27, 2012. Pursuant to arrangements between Palladium, Mr. Perez, and Mr. Scott, Messrs. Perez and Scott are not permitted to retain stock options granted by the Company to each of Messrs. Perez and Scott, and each of Messrs. Perez and Scott is required to hold such securities for the benefit of Palladium. Palladium is neither a broker-dealer nor an affiliate of a broker-dealer.
(4)

Parallel 2005 Equity Partners, LP is the general partner of Parallel 2005 Equity Fund, LP (“Parallel”). Parallel 2005 Equity Partners, LLC is the general partner of Parallel 2005 Equity Partners, LP. F. Barron Fletcher, III is the managing member of Parallel 2005 Equity Partners, LLC. Mr. Fletcher disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Parallel is a party to the Shareholders Agreement described below. The amount stated includes 4,000 shares subject to options either currently exercisable or exercisable within 60 days of August 16, 2013, over which Parallel will not have voting or investment power until the options are exercised. The Company granted such options to Jared L. Johnson and Richard T. Dell’Aquila on March 27, 2012. Pursuant to arrangements between Parallel,

Mr. Johnson, and Mr. Dell’Aquila, Messrs. Johnson and Dell’Aquila are not permitted to retain stock options granted by the Company to each of Messrs. Johnson and Dell’Aquila, and each of Messrs. Johnson and Dell’Aquila is required to hold such securities for the benefit of Parallel. Parallel is neither a broker-dealer nor an affiliate of a broker-dealer.
(5)	Mr. Shirley is a party to the Shareholders Agreement described below. Includes 338,558 shares held by the March 2011 Trust described in Note (6) below. Mr. Shirley is the investment advisor with respect to all shares of Regional’s stock held by the trust and disclaims beneficial ownership of all such shares.
(6)	The Tyler Godley 2011 Irrevocable Trust dated March 28, 2011 (the “March 2011 Trust”) is a party to the Shareholders Agreement described below. U.S. Trust Company of Delaware is the trustee of the March 2011 Trust. Jerry L. Shirley is the investment advisor for the March 2011 Trust. Tyler Godley is the adult son of Richard A. Godley, a director of the Company, and lives apart from Richard A. Godley. Richard A. Godley and Jerry L. Shirley both disclaim beneficial ownership of the shares held by the March 2011 Trust.
(7)	The Richard A. Godley, Sr. Revocable Trust dated August 29, 2005 (the “2005 Trust”) is a party to the Shareholders Agreement described below. Richard A. Godley, a director of the Company, is the trustee of the 2005 Trust.
(8)	Pamela Denise Godley is the trustee of the Tyler Godley Children 2012 Irrevocable Trust, dated December 17, 2012 (the “2012 Godley Trust”). Mrs. Godley is the wife of Richard A. Godley, a director of the Company. The 2012 Godley Trust is a party to the Shareholders Agreement described below. Mr. Godley disclaims beneficial ownership of the shares held by the 2012 Godley Trust.
(9)	Mr. and Mrs. Quattlebaum are parties to the Shareholders Agreement described below. Mr. Quattlebaum is the President and Chief Operating Officer of the Company. The amount stated includes 299,844 shares subject to options held by Mr. Quattlebaum which are either currently exercisable or exercisable within 60 days of August 16, 2013, and over which Mr. Quattlebaum will not have voting or investment power until the options are exercised.
(10)	The Pamela Denise Godley Revocable Trust dated November 3, 2011 (the “November 2011 Trust”) is a party to the Shareholders Agreement described below. Pamela Denise Godley is the trustee of the November 2011 Trust and the wife of Mr. Godley, a director of the Company. Mr. Godley disclaims beneficial ownership of the shares held by the November 2011 Trust.
(11)	Pamela Denise Godley is the trustee of the Haylei D. Tucker Family 2012 Irrevocable Trust, dated December 17, 2012 (the “2012 Tucker Trust”). Mrs. Godley is the wife of Mr. Godley, a director of the Company. The 2012 Tucker Trust is a party to the Shareholders Agreement described below. Mr. Godley disclaims beneficial ownership of the shares held by the 2012 Tucker Trust.

Material Relationships with the Selling Stockholders

Mezzanine Debt

On March 21, 2007, Palladium and Parallel (referred to in this prospectus together as our “sponsors”) acquired the majority of our outstanding common stock. In connection with the acquisition transaction, we issued $25.0 million of mezzanine debt at an interest rate of 18.375%, plus related fees, which we refinanced in 2007 and again in 2010 with Palladium and certain of our individual owners.

At the beginning of fiscal 2012, we had $25.8 million aggregate principal amount of our mezzanine debt outstanding, of which $20.8 million was held by Palladium, $2.0 million was held by Mr. Godley (a director and an individual owner under the Shareholders Agreement (as such term is defined below)), $2.0 million was held by Mr. Shirley (an individual owner under the Shareholders Agreement), and $1.0 million was held by Brenda F. Kinlaw (an individual owner under the Shareholders Agreement). We used the proceeds of our initial public offering to repay the mezzanine debt in full, and as of December 31, 2012, no amount of mezzanine debt was outstanding.

Advisory and Consulting Fees

We previously entered into an advisory agreement with each of the sponsors, pursuant to which they agreed to provide us with certain advisory and consulting services. In consideration for such services, we agreed to pay each of the sponsors an annual fee equal to $337,500 and pay or reimburse each of them for all reasonable out-of-pocket expenses directly related to the services rendered by each of them, not to exceed $50,000 in any year unless approved by our Board. This advisory agreement was terminated pursuant to its terms effective upon the closing of our initial public offering in April 2012 and upon the payment to each of the sponsors, in fiscal 2012, of a one-time termination fee of $337,500.

In March 2007, we entered into consulting agreements with each of Mr. Godley and Mr. Shirley pursuant to which each agreed to provide us with certain consulting services. In consideration for such services, we agreed to pay each consultant a monthly fee equal to $12,500, as well as pay or reimburse each consultant for all reasonable out-of-pocket expenses directly related to the performance each consultant’s duties and responsibilities to us under each agreement. These agreements were terminated pursuant to their terms upon the closing of our initial public offering in April 2012 and upon the payment to each consultant of a one-time termination fee of $150,000.

Relationship Between Thomas F. Fortin and F. Barron Fletcher, III

Thomas F. Fortin, our chief executive officer and a director, is the brother-in-law of F. Barron Fletcher, III, the managing member of Parallel.

Shareholders Agreement

In March 2007, we entered into a shareholders agreement, which was amended and restated on March 27, 2012, by that certain Amended and Restated Shareholders Agreement (the “Shareholders Agreement”), by and among the Company, the sponsors, and certain other stockholders party thereto (such other stockholders referred to in this “Selling Stockholders” section as the “individual owners”). Each of the sponsors are related persons due to their greater than five percent equity ownership in the Company and the other stockholders party to the Shareholders Agreement are related persons due to their participation in the Shareholders Agreement, which qualifies them as a “group” under Section 13(d) of the Exchange Act. The Shareholders Agreement includes the following voting agreement:

•	if the parties to the Shareholders Agreement hold more than 50% of our outstanding stock entitled to vote for the election of directors, then such parties will collectively have the right to designate the smallest whole number of directors that constitutes a majority of our Board;

•	if the parties to the Shareholders Agreement hold 50% or less, but more than 25%, of our outstanding stock entitled to vote for the election of directors, then such parties will collectively have the right to designate the number of directors that is one fewer than the smallest whole number of directors that constitutes a majority of our Board; and

•	if the parties to the Shareholders Agreement hold 25% or less of our outstanding stock entitled to vote for the election of directors, such parties will have no right to designate directors except that each of (1) Palladium, (2) Parallel, and (3) a representative of the individual owners party to the Shareholders Agreement will have the right to designate one director if such stockholder or group of stockholders holds at least 5% of the outstanding stock entitled to vote for the election of directors.

The director designation rights described in the first and second bullets above are allocated among the parties to the Shareholders Agreement as follows:

•	for so long as the individual owners under the Shareholders Agreement in the aggregate continue to hold at least 5% of the outstanding stock entitled to vote for the election of directors, one director will be designated by a representative of the individual owners; and

•	all of the remaining directors to be designated by the parties to the Shareholders Agreement will be divided between Parallel and Palladium in the ratio that most nearly matches the ratio of their ownership of shares of our common stock; provided that, unless and until the ratio of the number shares of common stock held by Parallel to the number of shares of common stock held by Palladium is less than such ratio immediately following our initial public offering, the number of directors to be designated by Parallel will not be fewer than one fewer than the number of directors to be designated by Palladium.

The Shareholders Agreement also provides the sponsors with demand registration rights and provides incidental registration rights to the individual owners party to the Shareholders Agreement. In connection with such registration rights, the underwriters may limit, including entirely, the number of shares offered for marketing reasons. In such case, the shares to be included in the registration will be prioritized in accordance with the terms of the Shareholders Agreement. The Shareholders Agreement provides that expenses incurred in connection with such registration will be borne by the Company to the extent permitted by applicable law. The Shareholders Agreement further provides that, in certain circumstances, parties to the Shareholders Agreement that have designated a director who is then serving on our Board may not make a significant investment in one of our competitors unless such party has first presented the investment opportunity to us.

David Perez and Erik A. Scott are each directors of the Company and Managing Directors of Palladium. Jared L. Johnson and Richard T. Dell’Aquila are each directors of the Company and Managing Directors of Parallel. Mr. Godley is the director representative of the individual owners party to the Shareholders Agreement. The 2005 Trust, the November 2011 Trust, the March 2011 Trust, the 2012 Tucker Trust, the 2012 Godley Trust, Mr. Shirley, Mr. Quattlebaum, and Mrs. Quattlebaum are individual owners party to the Shareholders Agreement.

In addition, we agreed to pay the commercially reasonable legal fees incurred by the individual owners in connection with our initial public offering.

PLAN OF DISTRIBUTION

We are registering the common stock issued to the Selling Stockholders to permit the resale of the common stock by the holders of the common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the common stock by the Selling Stockholders. Pursuant to the terms of the Shareholders Agreement, we will bear all expenses incident to our obligation to register the common stock.

The Selling Stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Stockholders may use any one or more of the following methods when selling the common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders also may resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. If the Selling Stockholders effect such transactions by selling the common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440 of the Financial Industry Regulatory Authority (“FINRA”); and in the case of a principal transaction a markup or markdown in compliance with FINRA’s NASD IM-2440.

In connection with sales of the common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging in positions they assume. The Selling Stockholders may also sell the common stock short and if such short sale shall take place after the date that the registration statement of which this prospectus is a part is declared effective by the SEC, the Selling Stockholders may deliver the common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge our common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Selling Stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares of common stock covered by this prospectus. At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

Under the securities laws of some states, the common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Each Selling Stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common stock by the Selling Stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

Pursuant to the terms of the Shareholders Agreement, we will pay all expenses incurred in effecting the registration of the common stock, provided, however, that the Selling Stockholders will pay all discounts, selling commissions applicable to the sale of the common stock, pro rata on the basis of the aggregate offering or sale price of the common stock so registered. We will indemnify the Selling Stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the Shareholders Agreement, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, in accordance with the Shareholders Agreement.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon by Womble Carlyle Sandridge & Rice, LLP, Greenville, South Carolina.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in its report incorporated by reference herein, and have been so incorporated in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

3,480,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Stephens Inc.	Keefe, Bruyette & Woods
A Stifel Company

BMO Capital Markets	JMP Securities

Co-Manager

FBR

Prospectus Supplement dated September 19, 2013.